MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING

The accompanying consolidated financial statements of Endeavour Silver Corp. (“the Company”) have been prepared by management in accordance with International Financial Reporting Standards (“IFRS”), and within the framework of the material accounting policies disclosed in the notes to these consolidated financial statements.

Management, under the supervision and participation of the Chief Executive Officer and the Chief Financial Officer, have a process in place to evaluate disclosure controls and procedures and internal control over financial reporting as required by Canadian and United States securities regulations. We, as CEO and CFO, will certify our annual filings with Canadian Securities Administrators and the US Securities and Exchange Commission, as required in Canada by Multilateral Instrument 52-109 and in the United States as required by the Securities Exchange Act of 1934, respectively.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and is ultimately responsible for reviewing and approving the consolidated financial statements. The Board carries out its responsibility principally through its Audit Committee, which is independent from management.

The Audit Committee of the Board of Directors meets with management to review the consolidated financial statements and related financial reporting matters prior to submitting the consolidated financial statements to the Board of Directors for approval. The Audit Committee reviews the consolidated financial statements and management discussion and analysis; considers the report of the external auditor; assesses the adequacy of internal controls, including management’s assessment; examines the fees and expenses for audit services; and recommends to the Board the independent auditors for appointment by the shareholders. The independent auditors have full and free access to the Audit Committee and meet with it to discuss the audit work, financial reporting matters and our internal control over financial reporting. The Audit Committee is appointed by the Board of Directors and all of its members are independent directors.

February 27, 2026

/s/ Daniel Dickson	/s/ Elizabeth Senez
Chief Executive Officer	Chief Financial Officer

ENDEAVOUR SILVER CORP. | CONSOLIDATED FINANCIAL STATEMENTS	PAGE 2

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Endeavour Silver Corp.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Endeavour Silver Corp. (the Company) as of December 31, 2025 and 2024, the related consolidated statements of comprehensive earnings (loss), changes in shareholders' equity, and cash flows for each of the years then ended, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and its financial performance and its cash flows for each of the years then ended, in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated February 27, 2026 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

ENDEAVOUR SILVER CORP. | CONSOLIDATED FINANCIAL STATEMENTS	PAGE 3

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Fair value measurement of mineral properties, plant and equipment acquired in the acquisition of Minera Kolpa. (“Kolpa Acquisition”)

As discussed in Note 4 to the consolidated financial statements, on May 1, 2025, the Company acquired 100% of the issued and outstanding shares of Minera Kolpa. The Kolpa Acquisition was accounted for as a business combination. The total purchase price of $134.3 million was allocated to the identifiable assets acquired and liabilities assumed based on their acquisition-date fair values. The Company recognized the acquisition-date fair value of mineral properties, plant and equipment of $192.1 million. The fair value of mineral properties was estimated using a discounted cash flow model.  Significant inputs used in determining the fair value of mineral properties include estimates of the appropriate discount rate, future silver, lead, zinc and copper prices (“future metal prices”), expected future production, and anticipated operating costs.

We identified the evaluation of the fair value measurement of the mineral properties acquired in the Kolpa Acquisition as a critical audit matter. A high degree of auditor judgment was required to evaluate the inputs used to estimate the acquisition-date fair value of the mineral properties. Significant assumptions used in the determination of the fair value of the mineral properties included estimates of the appropriate discount rate, future metal prices, expected future production and operating costs. Changes in any of these assumptions could have had a significant effect on the determination of the fair value measurement of the mineral properties acquired.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the Company's process to determine the fair value measurement of the mineral properties acquired in the Kolpa Acquisition. This included controls over the Company’s development of the significant assumptions used to estimate the fair value of the acquired mineral properties. We evaluated the reasonableness of the operating costs by comparing them to historical information. We evaluated the competence, experience, and objectivity of qualified persons who provided the estimate of future production.  We involved valuation professionals with specialized skills and knowledge, who assisted in (1) assessing the future metal prices by comparing to third party estimates; and (2) evaluating the discount rate by comparing to an estimate independently developed using publicly available third-party sources.

/s/ KPMG LLP

Chartered Professional Accountants

We have served as the Company's auditor since 1994.

Vancouver, Canada

February 27, 2026

ENDEAVOUR SILVER CORP. | CONSOLIDATED FINANCIAL STATEMENTS	PAGE 4

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Endeavour Silver Corp.

Opinion on Internal Control Over Financial Reporting

We have audited Endeavour Silver Corp.’s (the Company) internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of the Company as of December 31, 2025 and 2024, the related consolidated statements of comprehensive earnings (loss), changes in shareholders' equity, and cash flows for each of the years then ended, and the related notes (collectively, the consolidated financial statements), and our report dated February 27, 2026 expressed an unqualified opinion on those consolidated financial statements.

The Company acquired Compañia Minera Kolpa S.A during 2025, and management excluded from its assessment of the effectiveness of the Company's internal control over financial reporting as of December 31, 2025, Compañia Minera Kolpa S.A’s internal control over financial reporting associated with 19% of total assets, 28% of net assets, 24% of total revenues, and (12%) of net income (loss) included in the consolidated financial statements of the Company as of and for the year ended December 31, 2025. Our audit of internal control over financial reporting of the Company also excluded an evaluation of the internal control over financial reporting of Compañia Minera Kolpa S.A.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Controls over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

ENDEAVOUR SILVER CORP. | CONSOLIDATED FINANCIAL STATEMENTS	PAGE 5

Definition and Limitations of Internal Control Over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/S/ KPMG LLP

Chartered Professional Accountants

Vancouver, Canada

February 27, 2026

ENDEAVOUR SILVER CORP. | CONSOLIDATED FINANCIAL STATEMENTS	PAGE 6

ENDEAVOUR SILVER CORP.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(expressed in millions of US dollars)

		December 31,	December 31,
	Notes	2025	2024

ASSETS

Current assets
Cash and cash equivalents		$215.4	$106.4
Other investments		1.0	1.1
Accounts and other receivables	5	26.0	5.2
IVA receivables	6	63.8	5.1
Inventories	7	62.3	36.0
Derivative assets	22	1.1	-
Prepaids and other current assets		6.0	3.8
Assets held for sale	24	47.6	-
Total current assets		423.2	157.6

Non-current income tax receivable	20	5.4	3.6
Non-current IVA receivable	6	3.0	31.3
Non-current derivative assets	22	8.0	-
Other non-current assets	8	10.2	20.5
Mineral properties, plant and equipment	8	785.9	506.2
Total assets		$1,235.7	$719.2

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Accounts payable, accrued liabilities and other current liabilities		$120.4	$54.0
Income taxes payable		24.3	9.5
Loans payable	11	8.8	5.2
Copper stream liability	22	7.7	-
Derivative liabilities	22	94.1	10.2
Liabilities held for sale	24	21.5	-
Total current liabilities		276.8	78.9

Non-current loans payable	11	3.9	115.0
Provisions for reclamation and rehabilitation	12	22.3	11.6
Deferred income tax liability	20	38.2	10.3
Non-current copper stream liability	22	37.0	-
Non-current derivative liabilities	22	36.2	16.6
Convertible senior notes	10	231.2	-
Contingent payment	4, 22	8.8	-
Other non-current liabilities		2.2	2.4
Total liabilities		656.6	234.8

Shareholders' equity
Common shares	13	981.2	851.0
Contributed surplus	13	89.2	5.6
Retained deficit		(491.3)	(372.2)
Total shareholders' equity		579.1	484.4
Total liabilities and shareholders' equity		$1,235.7	$719.2

The accompanying notes are an integral part of these consolidated financial statements.
Approved on behalf of the Board:
/s/ Margaret Beck	/s/ Daniel Dickson
Director	Director

ENDEAVOUR SILVER CORP. | CONSOLIDATED FINANCIAL STATEMENTS	PAGE 7

ENDEAVOUR SILVER CORP.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE EARNINGS (LOSS)
(expressed in millions of US dollars, except for shares and per share amounts)
		Years ended
		December 31,	December 31,
	Notes	2025	2024

Revenue	14	$467.5	$217.6

Cost of sales:
Direct production costs		280.3	124.5
Royalties	8	30.9	20.9
Share-based payments	13	0.5	0.3
Depreciation		73.0	29.9
		384.7	175.6

Mine operating earnings		82.8	42.0

Expenses:
Exploration, evaluation and development	15	23.4	19.4
General and administrative	16	23.3	14.1
Mineral properties impairment	8	0.4	0.2
		47.1	33.7

Operating earnings		35.7	8.3

Finance costs	17	14.5	1.5

Other income (expense):
Foreign exchange gain (loss)		0.3	(5.5)
Loss on derivative liabilities	22	(126.2)	(30.5)
Investment and other		(0.2)	7.2
		(126.1)	(28.8)

Loss before income taxes		(104.9)	(22.0)

Income tax expense:
Current income tax expense	20	36.6	12.9
Deferred income tax expense (recovery)	20	(22.4)	(3.4)
		14.2	9.5

Net loss and total comprehensive loss		$(119.1)	$(31.5)

Basic loss per share		$(0.42)	$(0.13)
Diluted loss per share	13 (g)	$(0.42)	$(0.13)

Basic weighted average number of shares outstanding ('000)	13 (g)	283,078	242,181
Diluted weighted average number of shares outstanding ('000)	13 (g)	283,078	242,181
The accompanying notes are an integral part of these consolidated financial statements.

ENDEAVOUR SILVER CORP. | CONSOLIDATED FINANCIAL STATEMENTS	PAGE 8

ENDEAVOUR SILVER CORP.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
(expressed in millions of US dollars, except for shares and per share amounts)
	Notes	Number of shares (in thousands)	Share Capital	Contributed Surplus	Retained Deficit	Total Shareholders' Equity
Balance at December 31, 2023		217,246	$722.7	$4.6	$(340.9)	$386.3

Public equity offerings, net of issuance costs	13 (b)	43,366	122.4	-	-	122.4
Exercise of options	13 (c)	1,712	5.9	(2.0)	-	4.0
Canceled options and performance share units	13 (c)(d)	-	-	(0.2)	0.2	-
Share-based compensation	13 (c)(d)	-	-	3.2	-	3.2
Loss for the year		-	-	-	(31.5)	(31.5)
Balance at December 31, 2024		262,324	$851.0	$5.6	$(372.2)	$484.4

Public equity offerings, net of issuance costs	13 (b)	16,724	70.5	-	-	70.5
Exercise of options	13 (c)	2,184	11.0	(3.8)	-	7.2
Redemption of deferred share units	13 (d)	103	0.3	(0.3)	-	-
Issued as part of business acquisition	4	14,075	48.4	-	-	48.4
Conversion feature of the convertible senior notes	10	-	-	111.1	-	111.1
Deferred tax impact of convertible senior notes conversion feature recognized in equity	20	-	-	(27.4)	-	(27.4)
Share-based compensation	13 (c)(d)	-	-	3.9	-	3.9
Loss for the year		-	-	-	(119.1)	(119.1)
Balance at December 31, 2025		295,410	$981.2	$89.2	$(491.3)	$579.1
The accompanying notes are an integral part of these consolidated financial statements.

ENDEAVOUR SILVER CORP. | CONSOLIDATED FINANCIAL STATEMENTS	PAGE 9

ENDEAVOUR SILVER CORP.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(expressed in millions of US dollars)
		Years ended
		December 31,	December 31,
	Notes	2025	2024

Operating activities
Net loss for the year		$(119.1)	$(31.5)

Items not affecting cash:
Share-based compensation	13(c)(d)	3.9	3.2
Depreciation	8	73.8	31.1
Deferred income tax recovery	20	(22.4)	(3.4)
Unrealized foreign exchange loss (gain)		(4.4)	5.4
Finance costs	17	14.5	1.5
Interest income		(2.9)	(7.5)
Loss on copper stream revaluation		13.2	-
Reversal of inventory write-down to net realizable value	7	(2.4)	-
Unrealized (gain) loss on derivatives	22	96.2	26.9
Unrealized (gain) loss on other investments		(0.8)	1.8
Other non-cash adjustments		1.9	(0.3)
Net changes in non-cash working capital	18	16.0	(8.1)
Cash from operating activities		67.4	19.1

Investing activities
Proceeds from disposal of property, plant and equipment		-	0.1
Payment for mineral properties, plant and equipment	8	(169.2)	(195.4)
Net cash paid on business acquisition	4	(72.1)	-
Proceeds from disposal of other investments		0.8	3.2
Proceeds from loan receivable	5	0.2	1.1
Interest received		2.9	7.5
Cash used in investing activities		(237.4)	(183.5)

Financing activities
Repayment of loans payable	11	(159.6)	(4.1)
Repayment of lease liabilities		(1.0)	(0.4)
Interest paid	11	(15.7)	(4.2)
Net proceeds from public equity offerings	13 (b)	70.5	122.4
Net proceeds from convertible senior notes offering	10	339.1	-
Proceeds from exercise of options	13 (c)	7.2	4.0
Proceeds from loans payable	11	15.0	120.0
Proceeds from copper stream prepayment	22	35.0	-
Repayment of copper stream	22	(3.5)	-
Payment of deferred financing fees	11	-	(1.7)
Cash from financing activities		287.0	236.0

Effect of exchange rate change on cash and cash equivalents		0.3	(0.5)

Increase in cash and cash equivalents		117.3	71.1
Cash and cash equivalents, beginning of the year		106.4	35.3
Cash and cash equivalents, end of the year		$223.7	$106.4
Cash and cash equivalents, excluding cash and cash equivalents held for sale		215.4	-
Cash and cash equivalents classified as held for sale	24	8.3	-
Supplemental cash flow information (Note 18)
The accompanying notes are an integral part of these consolidated financial statements.

ENDEAVOUR SILVER CORP. | CONSOLIDATED FINANCIAL STATEMENTS	PAGE 10

ENDEAVOUR SILVER CORP. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS Years ended December 31, 2025 and 2024 (expressed in millions of US dollars, unless otherwise stated)

1. CORPORATE INFORMATION

Endeavour Silver Corp. (the "Company" or "Endeavour Silver") is a corporation governed by the Business Corporations Act (British Columbia, Canada). The Company is engaged in silver mining in Mexico and Peru, and related activities including acquisition, exploration, development, extraction, processing, refining and reclamation. The Company is also engaged in exploration activities in Chile and United States. On May 1, 2025, the Company completed its acquisition of Compañia Minera Kolpa S.A. ("Minera Kolpa"), which operates the Huachocolpa Uno Mine in Peru (Note 4). On January 15, 2026, the Company completed the sale of Mina Bolañitos S.A. de C.V. ("Mina Bolañitos" or "Bolañitos"). The assets and liabilities relating to Mina Bolañitos were classified as held for sale at December 31, 2025 (Note 24). The address of the registered office is Suite 3500, 1133 Melville Street Vancouver, BC, Canada V6E 4E5.

2. BASIS OF PRESENTATION

These consolidated financial statements have been prepared in accordance with and using accounting policies in compliance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") and Interpretations of the IFRS Interpretations Committee ("IFRIC"), effective for the Company's year ended December 31, 2025.

The Board of Directors approved the consolidated financial statements for issue on February 27, 2026.

Certain comparative figures have been reclassified to conform with the current period's presentation (Note 6 and Note 8).

The preparation of consolidated financial statements requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates (Note 3 (b)).

These consolidated financial statements are presented in the Company's functional currency of US dollars and include the accounts of the Company and its wholly owned subsidiaries. The Company's material subsidiaries are Refinadora Plata Guanaceví S.A. de C.V. ("Guanaceví"), Mina Bolañitos (Note 24), and Terronera Precious Metals S.A. de C.V. ("Terronera") as well as Minera Kolpa for the period May 1, 2025, to December 31, 2025. All intercompany transactions and balances have been eliminated upon consolidation of these subsidiaries.

3. MATERIAL ACCOUNTING POLICIES

The accounting policies below have been applied consistently to all years presented and by all subsidiaries in the group.

(a) Currency translation

The functional and reporting currency of the Company and its subsidiaries is the US dollar. Transactions in currencies other than an entity's functional currency are recorded at the rates of exchange prevailing on the transaction dates. Monetary assets and liabilities that are denominated in foreign currencies are translated at the rates prevailing at each reporting date. Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are retranslated to the functional currency at the exchange rate at the date the fair value was determined. Non-monetary items that are measured in terms of historical costs in a foreign currency are not retranslated. Foreign currency translation differences are recognized in comprehensive earnings (loss).

(b) Use of estimates and judgments

The preparation of consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies, the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

ENDEAVOUR SILVER CORP. | CONSOLIDATED FINANCIAL STATEMENTS	PAGE 11

ENDEAVOUR SILVER CORP. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS Years ended December 31, 2025 and 2024 (expressed in millions of US dollars, unless otherwise stated)

These estimates and judgments are based on management's knowledge of the relevant facts and circumstances at the time, having regard to prior experience, and are continually evaluated. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected. Actual results could differ materially from those estimates.

Significant areas requiring the use of management judgment relate to the determination of mineralized reserves and resources, existence of indication of impairment or impairment reversal of non-current assets, determination of the appropriate classification of the Company's convertible senior notes, determination of Bolañitos assets held for sale, the accounting treatment of the copper stream liability, and recognition of deferred tax assets.

Significant areas requiring the use of management estimates relate to the valuation of inventory, valuation of the liability, equity and embedded derivative portions of the convertible senior notes, the valuation of assets and liabilities assumed in the acquisition of Minera Kolpa, the valuation of contingent liability arising from acquisition of Minera Kolpa, valuation of gold swap, silver collars, and foreign currency forward contracts, impairment of non-current assets, provision for reclamation and rehabilitation, and income taxes.

Judgments surrounding acquisition of Minera Kolpa and estimates related to assets and liabilities assumed at or arising from acquisition have been disclosed in Note 4. Judgment surrounding the determination of Bolañitos assets held for sale are disclosed in Note 24. Judgments and estimates related to convertible senior notes offering have been disclosed in Note 10. Judgments and estimates surrounding copper stream liability, gold swap, silver collars and foreign currency forwards have been disclosed in note Note 22. Critical judgments and estimates in applying policies that have the most significant effect on the amounts recognized in the consolidated financial statements include the following:

Determination of mineral reserves and resources

Judgments about the amount of product that can be economically and legally extracted from the Company's properties are made by management using a range of geological, technical and economic factors, history of conversion of mineral deposits to proven and probable reserves as well as data regarding quantities, grades, production techniques, recovery rates, production costs, commodity prices and exchange rates. This process may require complex and difficult geological judgments to interpret the data. The Company uses qualified persons (as defined by the Canadian Securities Administrator's National Instrument 43-101) to compile this data.

Changes in the judgments based on information surrounding reserves and resources may have an impact on the carrying value of mineral properties, plant and equipment (Note 8), reclamation and rehabilitation provisions (Note 12), recognition of deferred income tax amounts (Note 20), and depreciation (Note 8).

Estimating the quantity and/or grade of reserves and resources requires the size, shape and depth of ore bodies or fields to be determined by analyzing geological data such as drilling samples. Following this, the quantity of ore that can be extracted in an economical manner is calculated using data regarding the life of mine plans and forecast sales prices (based on current and long-term historical average price trends). Changes in estimates can be the result of estimated future production differing from previous forecasts of future production, expansion of mineable ore through exploration activities, differences between estimated and actual costs of mining and differences in the commodity price used in the estimation of mineable ore.

Review of asset carrying values and assessment of impairment (accounting policy Note 3 (d) and Note 3 (e))

Management applies significant judgment in assessing each cash-generating unit or assets for the existence of indicators of impairment or impairment reversal at the reporting date. Internal and external factors are considered in assessing whether indicators are present that would necessitate impairment testing. Significant assumptions regarding commodity prices, operating costs, capital expenditures and discount rates are used in determining whether there are any indicators of impairment. These assumptions are reviewed regularly by senior management and compared, when applicable, to relevant market consensus views. Following the announcement of the arrangement to sell the operation in November 2025, Bolanitos has been classified as held for sale (Note 24) and from the date of classification, the assets of this operation are no longer reviewed for impairment under the Company's policy for non-current assets. Instead, they are measured and reviewed in accordance with IFRS 5 Non-Current Assets Held for Sale and Discontinued Operations as described in Note 24.

If an indicator of impairment or reversal exists, the asset's recoverable amount is estimated. The recoverable amount is the greater of fair value less costs of disposal and value in use. The determination of fair value less costs of disposal and value in use requires management to make estimates and assumptions about future metal prices, production based on current estimates of capacity, ore grade, recovery rate and recoverable reserves and resources, future operating costs, capital expenditures and assets salvage value. The estimates and assumptions are subject to risk and uncertainty, and as such there is the possibility that changes in circumstances will alter these projections, which may impact the recoverable amount of the assets. In such circumstances, some or all of the carrying value of the assets may be further impaired or the impairment charge reduced with the impact recorded in earnings (loss).

ENDEAVOUR SILVER CORP. | CONSOLIDATED FINANCIAL STATEMENTS	PAGE 12

ENDEAVOUR SILVER CORP. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS Years ended December 31, 2025 and 2024 (expressed in millions of US dollars, unless otherwise stated)

Estimation of the amount and timing of reclamation and rehabilitation costs (Note 3 (f))

Accounting for restoration requires management to make estimates of the future costs the Company will incur to complete the reclamation and rehabilitation work required to comply with existing laws, regulations and agreements in place at each mining operation and any environmental and social principles the Company is affected by. The calculation of the present value of these costs also includes assumptions regarding the timing of reclamation and rehabilitation work, applicable risk-free interest rate for discounting those future cash flows, inflation, and foreign exchange rates and assumptions relating to probabilities of alternative estimates of future cash flows. Actual costs incurred may differ from those amounts estimated. Future changes to environmental laws and regulations could increase the extent of reclamation and rehabilitation work required to be performed by the Company.  Increase in future costs could materially impact the amounts charged to operations for reclamation and rehabilitation.

Income taxes (Note 3 (j))

Judgment is required in determining the recognition and measurement of deferred income tax assets and liabilities on the balance sheet. In the normal course of business, the Company is subject to assessment by taxation authorities in various jurisdictions. These authorities may have different interpretations of tax legislation or tax agreements than those applied by the Company in computing current and deferred income taxes. These different interpretations may alter the timing or amounts of taxable income or deductions.

Final taxes payable and receivable are dependent on many factors, including outcomes of tax litigation and resolution of disputes. The resolution of these uncertainties may result in adjustments to the Company's tax assets and liabilities and value added tax receivable balances.

Management assesses the likelihood and timing of taxable earnings in future periods in recognizing deferred income tax assets.  Estimates of future taxable income are based on forecasted cash flows using life of mine projections and the application of existing tax laws in each jurisdiction.

To the extent that future cash flows and taxable income differ significantly from estimates, the ability of the Company to realize the net deferred income tax assets recorded at the balance sheet date could be impacted. In addition, future changes to tax laws could limit the ability of the Company to obtain tax deductions in future periods from deferred income tax assets. Deferred income tax assets are disclosed in Note 20.

Inventories (Note 3 (c))

In valuing inventories at the lower of cost and net realizable value, the Company makes estimates in determining the net realizable price and in quantifying the contained metal in finished goods and work in process.

(c) Inventories

Work in process inventories, including ore stockpiles, are valued at the lower of production cost and net realizable value, after an allowance for further processing costs. Finished goods inventory, characterized as doré bars or concentrate, is valued at the lower of production cost and net realizable value. The cost includes an appropriate share of production overheads based on normal operating capacity. Materials and supplies are valued at the lower of weighted average cost and replacement cost. Similar inventories within the consolidated group are measured using the same method, and the reversal of previous write-downs to net realizable value may be required when there is a subsequent increase in the value of inventories.

ENDEAVOUR SILVER CORP. | CONSOLIDATED FINANCIAL STATEMENTS	PAGE 13

ENDEAVOUR SILVER CORP. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS Years ended December 31, 2025 and 2024 (expressed in millions of US dollars, unless otherwise stated)

(d) Mineral properties, plant and equipment

Mineral properties, plant and equipment are stated at cost less accumulated depreciation and accumulated impairment losses. The cost of mineral properties, plant and equipment items consists of the purchase price, any costs directly attributable to bringing the asset to the location and condition necessary for its intended use and an initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located. Mineral properties include direct costs of acquiring properties (including option payments) and costs incurred directly in the development of properties once the technical feasibility and commercial viability have been established.

Eligible development costs relating to specific properties are capitalized prospectively upon management’s determination that a property will be developed. A development decision is made based upon consideration of project economics, including future metal prices, reserves and resources, and estimated operating and capital costs. Capitalization of costs incurred ceases when the property is capable of operating in the manner intended by management.

Exploration costs are incurred in the search for economic mineral deposits or the process of obtaining more information about existing mineral deposits and these costs are expensed as incurred. Evaluation costs are incurred to establish the technical and commercial viability of mineral deposits. Evaluation costs are capitalized when management determines there is a high degree of confidence that future economic benefits will flow to the Company. Ongoing evaluation costs that do not meet requirements for capitalizing are expensed in earnings (loss) for the period. Acquired exploration and evaluation projects and acquired exploration rights are recognized as assets at their cost of acquisition or at fair value if purchased as part of a business combination. Upon demonstrating technical feasibility and commercial viability, and subject to an impairment analysis, capitalized exploration and evaluation costs are transferred to mineral property costs within mineral properties, plant and equipment. Where an item of plant and equipment comprises major components with different useful lives, the components are accounted for as separate items of plant and equipment and depreciated separately over their useful lives.

Plant and equipment are recorded at cost and depreciated using the straight-line method at rates varying from 5% to 30% annually. The accumulated costs of mineral properties are depleted using the units of production method based on the estimated future production.

The Company conducts an annual assessment of the residual balances, useful lives and depreciation methods being used for mineral properties, plant and equipment and any changes arising from the assessment are applied by the Company prospectively.

(e) Impairment of non-current assets

The Company’s tangible assets are reviewed for indications of impairment or reversal of a previous impairment at each financial statement date. If an indicator of impairment or reversal exists, the asset’s recoverable amount is estimated. An impairment loss is recognized when the carrying amount of an asset, or its cash-generating unit, exceeds its recoverable amount. A cash-generating unit is the smallest identifiable group of assets that generates cash flows that are largely independent of the cash flows from other assets or groups of assets. Impairment losses are recognized in earnings (loss) for the period. The recoverable amount is the greater of fair value less costs of disposal and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a risk-free rate that reflects current market assessments of the time value of money and the risks specific to the asset. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash-generating unit to which the asset belongs.

An impairment loss is reversed if there is an indication that there has been a change in the estimates used to determine the recoverable amount and the recoverable amount exceeds the carrying amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation, if no impairment loss had been recognized.

ENDEAVOUR SILVER CORP. | CONSOLIDATED FINANCIAL STATEMENTS	PAGE 14

ENDEAVOUR SILVER CORP. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS Years ended December 31, 2025 and 2024 (expressed in millions of US dollars, unless otherwise stated)

Management periodically reviews the carrying values of its exploration and evaluation assets with internal and external mining related professionals. A decision to abandon, reduce or expand a specific project is based upon many factors including general and specific assessments of reserves, forecasts of future metal prices, forecasts of future costs of exploring, developing and operating a producing mine, expiration term and ongoing expense of maintaining leased mineral properties and the general likelihood that the Company will continue exploration. The Company does not set a pre-determined holding period for properties with unproven reserves. However, properties which have not demonstrated suitable mineral concentrations at the conclusion of each phase of an exploration program are re-evaluated to determine if future exploration is warranted and their carrying values are recoverable.

If any area of interest is abandoned or it is determined that its carrying value cannot be supported by future production or sale, the related costs are recognized in earnings (loss) in the period of abandonment or determination that the carrying value exceeds its fair value. The amounts recorded as mineral properties represent costs eligible for capitalization incurred to date and do not necessarily reflect present or future values.

(f) Provision for reclamation and rehabilitation

The Company recognizes provisions for statutory, contractual, constructive or legal obligations associated with the decommissioning and reclamation of mineral properties, plant and equipment, when those obligations result from the acquisition, construction, development or normal operation of the assets. A liability is recognized at the time environmental disturbance occurs and the resulting costs are capitalized to the corresponding asset. The provision for reclamation and rehabilitation obligations is estimated using expected cash flows based on engineering and environmental reports prepared by third-party industry specialists and is discounted at a pre-tax rate specific to the liability. The capitalized amount is amortized on the same basis as the related asset.

In subsequent periods, the liability is adjusted for any changes in the amount or timing of the estimated future cash costs, changes in the discount or inflation rates, and for the accretion of discounted underlying future cash flows. The unwinding of the effect of discounting the provision is recorded as a finance cost in earnings (loss) for the period.

(g) Derivative financial instruments

The Company may hold derivative financial instruments to hedge its risk exposure to fluctuations in commodity prices and other currencies against the US Dollar and may also recognize embedded derivatives that are separated from host contracts when their economic characteristics are not closely related to those of the host instrument. Derivative financial instruments are measured at fair value at each reporting period. All derivative instruments are classified as financial instruments at fair value through profit or loss. Changes in fair value of non-hedging derivative financial instruments are included in earnings (loss).

(h) Revenue recognition

Revenue is generated from the sale of refined silver and gold or from the sale of these metals contained in doré or concentrate. Revenue for doré is recorded in the consolidated statement of comprehensive earnings (loss) gross of treatment and refining costs paid to counterparties under the terms of the sales agreements. Revenue for concentrate is recorded in the consolidated statement of comprehensive earnings (loss) net of treatment and refining costs paid to counterparties under the terms of the sales agreements. Revenue is recognized when control of the metal is transferred to the customer in an amount that reflects the consideration the Company expects to receive in exchange for the metals. In determining whether the Company has satisfied its performance obligation, it considers the indicators of the transfer of control, which include but are not limited to, whether: the Company has a present right to payment; the customer has a legal title to the asset; the Company has transferred physical possession of the asset to the customer; and the customer controls the risks and rewards of ownership of the asset.

Revenue from metals in doré

The refiners who receive doré from the Company refine the materials on the Company's behalf. The refiners transfer the refined product to customers according to the Company's instructions. Refined metals are sold at spot prices with sales proceeds collected upon or within several days of the completion of the sales transaction. Revenue from the sale of doré is recognized at the time a metal sale is executed and the Company has irrevocably directed the refiner to deliver the refined metal to the customer.

ENDEAVOUR SILVER CORP. | CONSOLIDATED FINANCIAL STATEMENTS	PAGE 15

ENDEAVOUR SILVER CORP. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS Years ended December 31, 2025 and 2024 (expressed in millions of US dollars, unless otherwise stated)

Revenue from metals in concentrate
Metals in concentrate are sold under pricing arrangements where final prices are determined by market prices subsequent to the date of sale. Revenue from the sale of concentrates is provisionally priced at the date control transfers. On transfer, the Company recognizes revenue on a provisional basis based on current prices and at each period end, re-estimated prices based on period end closing prices for the estimated month of settlement. The final selling price is subject to movements in metal prices up to the final settlement date. Revenue is initially recognized based on the estimated mineral content then adjusted to final settlement adjustments. Final settlement periods range from two to six months after delivery of the product.

Variations between the sales price recorded at the initial recognition date and the actual final sales price at the settlement date, caused by changes in market metal prices, result in an embedded derivative in the related trade accounts receivable. For each reporting period until final settlement, period end closing prices are used to record revenue. The embedded derivative is recorded at fair value each period until final settlement occurs, with changes in fair value classified as an adjustment to revenue.

Precious metal prepayment obligations

Precious metal prepayments obligation represents the Company's obligation to transfer goods or services to a customer for which consideration has been received. Prepayments obligations arise primarily from advance payments received in respect of future deliveries of metals. Precious metal prepayments obligation is recognized when payment is received by the Company and is subsequently recognized as revenue when the related performance obligations to deliver metal are satisfied. The Company classifies precious metal prepayments obligation as current and does not adjust it for the effects of a significant financing component when the timing of payment and performance is less than one year.

(i) Share-based payments

The Company has a stock option plan and a share unit plan which are described in Note 13 (c) and Note 13 (d), respectively. The share unit plan permits the grant of Performance Share Units ("PSU"s), Deferred Share Units ("DSU"s) and Restricted Share Units ("RSU"s), to its directors, officers, employees.

Equity-settled share-based payment awards to employees and directors, including stock options and RSUs, are measured by reference to the fair value of the equity instruments granted and are charged over the vesting period using the graded vesting method. The amount recognized as an expense is adjusted to reflect the actual number of stock options for which the related service and vesting conditions are met. Equity-settled share-based payment awards to non-employees are measured at the fair value of the goods or services received as the goods or services are received, unless that fair value cannot be measured reliably, in which case they are measured by reference to the fair value of the equity instrument. The offset is credited to contributed surplus. Consideration received on the exercise of stock options or upon the settlement of RSUs through the issuance of common shares is recorded as share capital and the related contributed surplus is transferred to share capital. For those options or RSUs that expire or are forfeited after vesting, the amount previously recorded in contributed surplus is transferred to deficit.

Share-based compensation expense relating to cash-settled awards, including deferred share units and share appreciation rights which are described in Note 13 (e) and Note 13 (f), is recognized over the vesting period of the units based on the fair market value of the units. As these awards will be settled in cash, the expense and liability are adjusted each reporting period for changes in the fair value.

(j) Income taxes

Income tax expense (recovery) comprises current and deferred tax. It is recognized in earnings (loss) except to the extent that it relates to a business combination, or items recognized directly in equity or other comprehensive income.

Current tax comprises the expected tax payable or receivable on the taxable income or loss for the year and any adjustments to the tax payable or receivable in respect of previous years. The amount of current tax payable or receivable is the best estimate of the tax amount expected to be paid or received that reflects uncertainty related to income taxes, if any. It is measured using tax rates enacted or substantively enacted at the reporting date. Current tax also includes any tax arising from dividends.

The Company follows the asset and liability method of accounting for deferred income taxes. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and tax losses carried forward. Deferred tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in earnings (loss) in the period that includes the substantive enactment date.

ENDEAVOUR SILVER CORP. | CONSOLIDATED FINANCIAL STATEMENTS	PAGE 16

ENDEAVOUR SILVER CORP. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS Years ended December 31, 2025 and 2024 (expressed in millions of US dollars, unless otherwise stated)

Deferred tax assets are recognized to the extent their recovery is considered probable based on their term to expiry and estimates of future taxable income. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized; such reductions are reversed when the probability of future taxable earnings improve.

(k) Earnings per share

The Company uses the treasury stock method for calculating diluted earnings per share. Under the treasury stock method, the weighted average number of common shares outstanding used for the calculation of diluted earnings per share assumes that the proceeds to be received on the exercise of dilutive stock options are used to repurchase common shares at the average market price during the year.

(l) Business acquisitions

During the period, the Company completed the acquisition of Minera Kolpa, which was accounted for as a business combination under IFRS 3 Business Combinations (Note 4) using the acquisition method. The cost of an acquisition is measured as the aggregate of the fair values, at the date of exchange, of assets transferred, liabilities incurred or assumed, and equity instruments issued by the Company in exchange for control of the acquiree the contingent consideration is measured at its acquisition-date fair value and included as part of the consideration transferred. The identifiable assets acquired, and liabilities assumed are recognized at their fair values as of the acquisition date. Acquisition-related costs are expensed as incurred. The results of Minera Kolpa have been included in consolidated financial statements from May 1, 2025 (the "Acquisition Date").

(m) Financial instruments

The Company recognizes financial assets and financial liabilities on the date the Company becomes party to the contractual provisions of the instruments. On initial recognition, all financial assets and financial liabilities are recorded at fair value, net of attributable transaction costs, except for financial assets and liabilities classified as fair value through profit or loss ("FVTPL").  Transaction costs of financial assets and liabilities classified as FVTPL are expensed in the period in which they are incurred. A financial asset is derecognized either when the Company has transferred substantially all the risks and rewards of ownership of the financial assets or when cash flows expire. A financial liability is derecognized when the obligation specified in the contract is discharged, cancelled, or expired.

On initial recognition, the Company classifies and measures financial assets as either FVTPL, fair value through other comprehensive income ("FVTOCI") or amortized cost. Subsequent measurement of financial assets depends on the classifications of such assets. The basis of classification depends on an entity's business model and the contractual cash flows of the financial asset.

Amortized cost

Financial assets that meet the following conditions are measured subsequently at amortized cost:

  The financial asset is held within a business model whose objective is to hold financial assets in order to collect contractual cash flows, and
  The contractual terms of the financial asset provide cash flows on specified dates that are solely payments of principal and interest on the principal amount outstanding.

The amortized cost of a financial asset is the amount at which the financial asset is measured at initial recognition minus the principal repayments, plus the cumulative amortization using the effective interest method of any difference between the initial amount and the maturity amount, adjusted for any loss allowance. Interest income is recognized using the effective interest method.

Fair value through profit and loss

All other financial assets are measured at FVTPL.

The Company, at initial recognition, may also irrevocably designate a financial asset as measured at FVTPL if doing so eliminates or significantly reduces a measurement or recognition inconsistency that would otherwise arise from measuring assets or liabilities or recognizing the gains or losses on them on a different basis. Financial assets measured at FVTPL are measured at fair value at the end of each reporting period, with any fair value gains or losses recognized in profit or loss to the extent that they are not part of a designated hedging relationship. Determination of fair value is further described in Note 22.

ENDEAVOUR SILVER CORP. | CONSOLIDATED FINANCIAL STATEMENTS	PAGE 17

ENDEAVOUR SILVER CORP. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS Years ended December 31, 2025 and 2024 (expressed in millions of US dollars, unless otherwise stated)

Financial liabilities and equity

Debt and equity instruments are classified as either financial liabilities or as equity in accordance with the substance of the contractual arrangement and the definitions of a financial liability and an equity instrument. An equity instrument is any contract that evidences a residual interest in the assets of the Company after deducting all its liabilities. Equity instruments issued by the Company are measured at the proceeds received, net of direct issue costs.

Financial liabilities that are not contingent consideration of an acquirer in a business combination, held for trading or designated as FVTPL, are measured at amortized cost using the effective interest method.

The Company's financial instruments are recognized as:

Assets
Cash and cash equivalents	Amortized cost
Other investments	FVTPL
Accounts and other receivables (other than trade receivables)	Amortized cost
Trade receivables	FVTPL
Loan receivable	Amortized cost
Derivative assets	FVTPL
Convertible note – redemption option derivative	FVTPL

Liabilities
Accounts payable, accrued liabilities and other current liabilities	Amortized cost
Loans payable	Amortized cost
Share appreciation rights and deferred share units	FVTPL
Derivative liabilities	FVTPL
Precious metal prepayment obligation	FVTPL
Copper stream liability	FVTPL
Contingent payment	FVTPL
Convertible note – debt instrument	Amortized cost

(n) Convertible debt instruments

Convertible debt instruments are assessed on initial recognition to determine whether they contain a host debt instrument and one or more components that are required to be accounted for separately, including a conversion feature that is classified as equity or as an embedded derivative, and other embedded derivative features such as early redemption, extension, put or call options, contingent settlement features or other contractual terms that may cause the cash flows of the instrument to vary.

Where the conversion feature meets the criteria for equity classification, the instrument is accounted for as a compound financial instrument. The liability component is initially measured at fair value with the residual amount allocated to equity and recognized in contributed surplus. The liability component is subsequently measured at amortized cost using the effective interest method.

Where the conversion feature does not meet the criteria for equity classification, and/or where other embedded derivative features are required to be separated from the host debt instrument the embedded derivative(s) are initially measured at fair value. The host debt liability is subsequently measured at amortized cost using the effective interest method. Embedded derivative assets or liabilities are subsequently remeasured at fair value at each reporting date, with changes in fair value recognized in profit or loss.

Transaction costs directly attributable to the issuance of convertible debt instruments are allocated between the host debt component and any separately recognized components based on their relative initial carrying amounts. Transaction costs allocated to the host debt component are included in the carrying amount of the liability and amortized using the effective interest method. Transaction costs allocated to equity components are recognized as a deduction from equity. Interest expense on the host debt component is recognized using the effective interest method over the expected life of the instrument.

(o) Assets held for sale and discontinued operations

Non-current assets and disposal groups are classified as held for sale when their carrying amounts are expected to be recovered principally through a sale transaction rather than through continuing use. Classification as held for sale occurs when the disposal group is available for immediate sale in its present condition, management has committed to a plan to sell, and the sale is considered highly probable within one year.

ENDEAVOUR SILVER CORP. | CONSOLIDATED FINANCIAL STATEMENTS	PAGE 18

ENDEAVOUR SILVER CORP. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS Years ended December 31, 2025 and 2024 (expressed in millions of US dollars, unless otherwise stated)

Upon classification as held for sale, the disposal group is measured at the lower of its carrying amount and fair value less costs to sell. Any resulting impairment loss is recognized in profit or loss. Property, plant and equipment and mineral properties included in a disposal group classified as held for sale are not depreciated or depleted while classified as held for sale. Assets and liabilities of the disposal group are presented separately as current items in the consolidated statement of financial position.

(p) New accounting standards issued but not yet adopted

On April 9, 2024, the IASB issued IFRS 18 Presentation and Disclosure in the Financial Statements ("IFRS 18") replacing IAS 1. IFRS 18 introduces categories and defined subtotals in the statement of profit or loss, disclosures on management-defined performance measures, and requirements to improve the aggregation and disaggregation of information in the financial statements. As a result of IFRS 18, amendments to IAS 7 were also issued to require that entities use the operating profit subtotal as the starting point for the indirect method of reporting cash flows from operating activities and also to remove presentation alternatives for interest and dividends paid and received. Similarly, amendments to IAS 33 "Earnings per Share" were issued to permit disclosure of additional earnings per share figures using any other component of the statement of profit or loss, provided the numerator is a total or subtotal defined under IFRS 18. IFRS 18 is effective for annual reporting periods beginning on or after January 1, 2027 and is to be applied retrospectively, with early adoption permitted. The Company does not expect the impact of this standard to be material.

In May 2024, the IASB issued Amendments to the Classification and Measurement of Financial Instruments (Amendments to IFRS 9 and IFRS 7). These amendments updated classification and measurement requirements in IFRS 9 Financial Instruments and related disclosure requirements in IFRS 7 Financial Instruments: Disclosures. The IASB clarified the recognition and derecognition date of certain financial assets and liabilities, and amended the requirements related to settling financial liabilities using an electronic payment system. The amendments are effective for annual periods beginning on or after January 1, 2026 with early application permitted. The Company is currently assessing the effect of these amendments on its financial statements.

4. ACQUISITION OF MINERA KOLPA

On the Acquisition Date, the Company completed its acquisition of Minera Kolpa pursuant to a share purchase agreement entered into in April 2025. As a result of the acquisition, Minera Kolpa became a wholly-owned subsidiary of the Company.

The total consideration for the acquisition was $134.3. The following table summarizes the consideration paid as part of the purchase price:

Cash consideration transferred to and on behalf of vendors as per the share purchase agreement	$78.0
Company's common shares transferred (14,075,357shares)	48.4
Fair value of the contingent payment payable in cash upon occurrence of certain events	7.9
Total consideration transferred as purchase price	$134.3

ENDEAVOUR SILVER CORP. | CONSOLIDATED FINANCIAL STATEMENTS	PAGE 19

ENDEAVOUR SILVER CORP. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS Years ended December 31, 2025 and 2024 (expressed in millions of US dollars, unless otherwise stated)

The contingent payment is payable in cash up to an additional $10.0, in increments of $0.5 for each 1 million silver ounce equivalent defined above 100 million silver ounce equivalents, across proven, probable, measured, indicated and inferred categories in a technical report prepared and filed by the Company with respect to Minera Kolpa within 24 months of the closing of the acquisition.

Primary reason for the acquisition of Minera Kolpa was to acquire their primary asset - Huachocolpa Uno Mine and related facilities, located in the districts of Huachocolpa and Santa Ana, approximately 490 kilometers southeast of Lima, Peru. Minera Kolpa has been in operation for 25 years and its assets include Huachocolpa Uno Mine, processing infrastructure, permits, and associated working capital. Management has concluded that Minera Kolpa constitutes a business, and therefore, the acquisition is accounted for in accordance with IFRS 3 Business Combinations.

The Company has consolidated the operating results, cash flows, and net assets of Minera Kolpa from the Acquisition Date. The determination of the fair value of assets acquired and liabilities assumed is based on a detailed valuation utilizing income, market, and cost approaches, conducted with the assistance of an independent third party. The purchase price is allocated based on management's best estimates at the time these consolidated financial statements were prepared, using information available as of the Acquisition Date.

The following table sets out the allocation of the purchase price to assets acquired and liabilities assumed, based on management's estimates of fair value:

Allocation of Purchase Price

Cash and cash equivalents	$5.9
Accounts and other receivables	7.6
Inventories	7.6
Sales tax receivables (IGV)	0.6
Prepaid expenses and other current assets	4.8
Mineral properties, plant and equipment	192.1
Right-of-use assets	1.5
Other non-current assets	1.7
Accounts payable, accrued liabilities and other	(25.2)
Income taxes payable	(3.1)
Loans payable	(25.7)
Lease obligations	(2.0)
Reclamation liabilities	(10.7)
Deferred income tax liabilities	(20.8)
Net assets acquired	$134.3

The gross amount of accounts and other receivables approximates the fair value allocated above, and no significant amounts are expected to be uncollectible. The Company determined the fair value of the mineral properties using a discounted cash flow model. This most significant estimates incorporated in the model were: future silver, lead, zinc, and copper prices; expected future production; and anticipated operating costs. A discount rate of 15.8% was applied, reflecting the Company's assessment of country risk, project-specific risk, and other relevant factors.

The significant assumptions used in the determination of the fair value of the mining interests were as follows:

Average long-term prices:
Silver (USD/oz)	$29.10
Lead (USD/lb)	$1.18
Zinc (USD/lb)	$0.91
Copper (USD/lb)	$4.20

Unaudited Pro Forma Financial Information

The following unaudited pro-forma financial information presents consolidated results assuming acquisition occurred on January 1, 2025:

Year ended
December 31, 2025
Revenue	$514.6
Net Income (loss)	$(119.3)

ENDEAVOUR SILVER CORP. | CONSOLIDATED FINANCIAL STATEMENTS	PAGE 20

ENDEAVOUR SILVER CORP. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS Years ended December 31, 2025 and 2024 (expressed in millions of US dollars, unless otherwise stated)

These pro forma amounts have been calculated after applying the Company's accounting policies and adjusting the results of Minera Kolpa to reflect the additional depreciation and depletion that would have been recognized assuming the fair value adjustments to property, plant, and equipment, and mining properties had been applied from January 1, 2025.

5. ACCOUNTS AND OTHER RECEIVABLES

	December 31,	December 31,
	2025	2024

Trade receivables	$20.6	$3.3
Sales tax receivables (GST and IGV)	0.9	0.1
Other receivables	2.2	0.4
Current portion of loan receivable	2.3	1.4
	$26.0	$5.2

The trade receivables consist of receivables from concentrate sales. The fair value of receivables arising from concentrate sales contracts that contain provisional pricing mechanisms is determined using the appropriate period end closing prices from the exchange that is the principal active market for the particular metal. As such, these receivables, which meet the definition of an embedded derivative, are classified within Level 2 of the fair value hierarchy (Note 22).

The Company has a loan receivable due in cash payments over a five-year period starting from September 2022, of which $2.8 remains unpaid as of December 31, 2025 (December 31, 2024 - $2.9). As of December 31, 2025, the carrying value of the loan receivable is $2.6 (December 31, 2024 - $2.6), consisting of the current portion of $2.3 (December 31, 2024 - $1.4) and the non-current portion of $0.3 (December 31, 2024 - $1.2).

6. IVA RECEIVABLES

As at December 31, 2025, total Mexican subsidiaries value added tax, Impuesto al Valor Agregado ("IVA") of $66.8 (December 31, 2024 - $36.4) has been allocated between the current portion of $63.8, and the non-current portion of $3.0 (December 31, 2024 - $5.1 and $31.3, respectively). The non-current portion relates to Pitarrilla's claims which will be eligible for submission upon generation of revenue (December 31, 2024 - $1.9). At December 31, 2024, $29.4 of non-current IVA tax receivables were related to Terronera's claims which have become eligible, have been submitted for reimbursement and have been reclassified to current IVA receivables (December 31, 2024 - $29.3). During the current period, the Company has made a change in presentation within its statement of financial position to separately disclose IVA receivables from other receivables, in order to provide greater clarity and disaggregation of tax-related assets. As a result, the comparative figures for IVA receivables as at December 31, 2024 have been reclassified from other receivables to align with the current period presentation. During 2024, IVA receivables recovered included $4.8 of interest income, which was presented in investment and other income (expense) in the consolidated statement of comprehensive loss.

7.  INVENTORIES

	December 31,	December 31,
	2025	2024

Warehouse inventory	$31.0	$19.7
Stockpile inventory	14.1	7.3
Finished goods inventory	14.9	7.2
Work in process inventory	2.3	1.8
	$62.3	$36.0

ENDEAVOUR SILVER CORP. | CONSOLIDATED FINANCIAL STATEMENTS	PAGE 21

ENDEAVOUR SILVER CORP. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS Years ended December 31, 2025 and 2024 (expressed in millions of US dollars, unless otherwise stated)

During the pre-commercial production period, Terronera produced stockpile and finished goods inventory at costs exceeding net realizable value. As a result, the Company recorded an inventory impairment of $1.2, before reaching commercial production. The affected inventory was subsequently sold or consumed during the period and as of December 31, 2025, ending inventory balances are carried at cost as their net realizable value exceeds the carrying amount.

8. MINERAL PROPERTIES, PLANT AND EQUIPMENT AND OTHER NON-CURRENT ASSETS

	Exploration & evaluation assets	Mineral properties	Plant & Buildings	Machinery & equipment	Transport & office equipment	Total
Cost

Balance at December 31, 2023	$80.2	$575.9	$159.2	$118.0	$15.0	$948.3

Additions	3.7	118.4	70.4	32.0	1.7	226.2
Impairment of exploration properties	(0.2)	-	-	-	-	(0.2)
Disposals	-	-	-	(0.3)	(0.1)	(0.4)
Balance at December 31, 2024	$83.7	$694.3	$229.6	$149.7	$16.6	$1,173.9

Additions	1.3	23.9	147.9	15.2	2.4	190.7
Acquired in business combination	-	74.4	98.8	12.1	6.8	192.1
Reclassified to assets held for sale	-	(93.5)	(23.8)	(34.9)	(2.6)	(154.8)
Disposals	-	-	(0.2)	(3.5)	(0.7)	(4.4)
Impairment of exploration properties	(0.4)	-	-	-	-	(0.4)
Balance at December 31, 2025	$84.6	$699.1	$452.3	$138.6	$22.5	$1,397.1

Accumulated depreciation

Balance at December 31, 2023	$-	$466.7	$95.4	$61.5	$10.1	$633.7
Depreciation	-	22.6	2.2	8.1	1.4	34.4
Disposals	-	-	-	(0.3)	-	(0.3)
Balance at December 31, 2024	$-	$489.3	$97.6	$69.3	$11.5	$667.7

Depreciation	-	38.0	22.7	12.7	2.5	75.9
Reclassified to assets held for sale	-	(85.0)	(20.0)	(21.6)	(2.1)	(128.7)
Disposals	-	-	(0.1)	(3.0)	(0.6)	(3.7)
Balance at December 31, 2025	$-	$442.3	$100.2	$57.4	$11.3	$611.2

Net book value
At December 31, 2024	$83.7	$205.0	$132.0	$80.4	$5.1	$506.2
At December 31, 2025	$84.6	$256.8	$352.1	$81.2	$11.2	$785.9

Following the completion of the commissioning phase of the Terronera Project, the Company assessed the grouping of the fully constructed assets and directly attributable development overhead costs. As a result of this assessment, the Company determined that it was appropriate to group plant and buildings together, as this better reflected the nature of its mine site assets, including those at Terronera. Comparative figures have been re-presented accordingly to align with the revised asset groupings.

Included in mineral properties is $nil for acquisition and development costs of development properties (December 31, 2024 - $157.1). During the period from January 1, 2025, to completion of the commissioning phase and achievement of commercial production on October 1, 2025, the Company capitalized borrowing costs related to the Terronera project construction Debt Facility in the amount of $10.2 (December 31, 2024 - $6.8) using a capitalization rate of 11.1%.

Other non-current assets include $3.2 (December 31, 2024 - $18.3) of deposits related to items of property, plant and equipment at Terronera.

ENDEAVOUR SILVER CORP. | CONSOLIDATED FINANCIAL STATEMENTS	PAGE 22

ENDEAVOUR SILVER CORP. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS Years ended December 31, 2025 and 2024 (expressed in millions of US dollars, unless otherwise stated)

As of December 31, 2025, the Company has $7.4 committed for capital equipment purchases.

The Company is obliged to make certain royalty payments on its mineral properties. The following table includes the significant royalties payable by the Company as of December 31, 2025:

Location	Royalties Payable
El Porvenir and El Curso properties at Guanacevi mine	$12 dollar fixed per tonne production payment plus additional net smelter royalty when the silver price obtained is as follows:
• 4% for price less than or equal to $15 dollars per oz
• 9% for price greater than $15 dollars, and up to $20 dollars per oz
• 13% for price greater than $20 dollars, and up to $25 dollars per oz
• 16% for price greater than $25 dollars per oz
Grupo Mexico royalty at Terronera mine	2% net smelter royalty
Pitarrilla, exploration in Mexico	1.25% net smelter royalty
San Patricio, La Palmilla, exploration in Mexico	1% net smelter royalty

9. PRECIOUS METAL PREPAYMENTS OBLIGATION

On June 11, 2025, Guanaceví entered into a prepayment agreement with Auramet International Inc.("Auramet") for an initial term ending May 31, 2026.

Under the agreement, Auramet advances prepayments of up to $15.0 to the Company in consideration for the future delivery of the Guanaceví's precious metal. The advances are repaid by deliveries adjusted for the interest equivalent to SOFR plus 3.75%. The Company may draw additional amounts under the agreement once prior amounts are settled.

The prepayments amount received is initially recognized as a revenue contract liability and is subsequently being recognized as revenue as control of the metal transfers to Auramet and the related shipment's performance obligations have been satisfied.

During the year ended December 31, 2025, the Company received $59.7 prepayments, all of which were recognized as revenue, with no remaining revenue contract liability as of December 31, 2025.

10. CONVERTIBLE SENIOR NOTES

On December 4, 2025, the Company completed an offering of $350.0 aggregate principal amount of unsecured convertible senior notes ("the Notes") due in 2031. The Notes bear interest at 0.25% per annum, payable semi-annually, and are convertible at the option of the holder into a fixed number of the Company's common shares at a conversion price defined in the offering agreement. The Company used the net proceeds from the offering to repay the majority of the outstanding balance of the ING Terronera project facility (Note 11).

The Notes contain both a host debt component and an equity conversion option and were therefore accounted for as a compound financial instrument. The Company concluded that the conversion feature meets the "fixed-for-fixed" criterion and is classified in equity. The Notes contain an early-redemption feature held by the issuer allowing the Company to redeem the notes subsequent to 2027 if certain share price criteria have been met for a defined period. This feature met the criteria of an embedded derivative and was determined not to be closely related to the host debt contract and accordingly, it was separated and valued at fair value on initial recognition. At initial recognition, the liability component was measured as the present value of the future contractual cash flows discounted at the Company's estimated market borrowing rate for similar non-convertible debt, determined to be 8.9%. The residual amount, representing the equity and embedded derivative component, were recognized in contributed surplus and non-current derivative assets respectively.

ENDEAVOUR SILVER CORP. | CONSOLIDATED FINANCIAL STATEMENTS	PAGE 23

ENDEAVOUR SILVER CORP. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS Years ended December 31, 2025 and 2024 (expressed in millions of US dollars, unless otherwise stated)

      The Company has allocated proceeds received on note offering as follows:

Component	Amounts
Liability component (discounted at 8.9%)	$237.2
Equity component (residual)	114.7
Embedded derivative related to early redemption option	(1.9)
Gross proceeds received	$350.0
Issuance costs	10.9
Net proceeds received	$339.1

Transaction costs were allocated to the liability and equity components and the embedded derivative on a proportionate basis with $7.4 allocated to the liability component and $3.5 allocated to the equity component.

As at December 31, 2025, the carrying amount of the liability component, net of allocated issuance costs was $231.2, reflecting the $1.5 accretion of the discount. The remainder of the instrument was allocated to the equity component at $111.1 net of allocated issuance costs, and the embedded derivative related to early redemption option $8.0 due to the $6.1 million revaluation recorded during the period (Note 22). The liability component is measured at amortized cost, with interest expense recognized using the effective interest rate, which reflects the 8.9% discount rate applied at inception. The equity component is not remeasured subsequent to initial recognition. Upon conversion, the liability component will be derecognized, and the equity component will be transferred to share capital together with the value of the shares issued, with no gain or loss recognized.

11. LOANS PAYABLE

	Terronera Debt Facility	Equipment Financing	Kolpa Loans	Total
Loan currency	USD	USD	USD
Year of maturity	2031	2029	2028
Balance at December 31, 2023	$-	$8.5	$-	$8.5

Loan drawdowns	120.0	3.5	-	123.5
Applied deferred financing fees	(8.8)	-	-	(8.8)
Finance cost	7.2	0.4	-	7.6
Repayments of principal	-	(4.1)	-	(4.1)
Payments of interest	(3.7)	(0.4)	-	(4.1)
Balance at December 31, 2024	$114.7	$7.9	$-	$122.6

Loan drawdowns	15.0	4.0	-	19.0
Assumed on business acquisition	0.0	1.1	24.7	25.8
Finance cost	18.4	0.7	1.4	20.5
Repayments of principal (note 10)	(130.0)	(5.3)	(24.3)	(159.6)
Payments of interest	(13.1)	(0.7)	(1.8)	(15.6)
Balance at December 31, 2025	$5.0	$7.7	$-	$12.7

Less: Current portion of loans payable	5.0	3.8	-	8.8
Balance: Non-current loans payable	$-	$3.8	$-	$3.9

Debt Facility

On October 6, 2023, the Company, entered into a debt facility for up to $120.0 (the "Debt Facility"). During the second quarter of 2025, the Company entered into an amendment of the Debt Facility agreement, increasing the facility for an additional $15.0 to a total of $135.0. During December 2025, the Company used the proceeds from the Notes to extinguish $130.0 out of $135.0 of the outstanding Debt Facility. The remaining balance of $5.0 is repayable on June 30, 2026, and remains secured by corporate guarantees from the Company and first ranking securities interest over Terronera mine. As part of the early Debt Facility repayment, the Company has expensed $6.3 of early repayment penalties and previously capitalized deferred financing costs that were presented net of Debt Facility at December 31, 2025 (Note 17).

ENDEAVOUR SILVER CORP. | CONSOLIDATED FINANCIAL STATEMENTS	PAGE 24

ENDEAVOUR SILVER CORP. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS Years ended December 31, 2025 and 2024 (expressed in millions of US dollars, unless otherwise stated)

The Debt Facility is secured by corporate guarantees and a first-ranking security over the Terronera project and is subject to customary financial covenants, including minimum cash and coverage ratio requirements and maximum leverage limits. The Company was in compliance with all applicable covenants as at December 31, 2025.

The Debt Facility carries an interest rate equal to US Secured Overnight Financing Rate ("SOFR") + 4.50% per annum prior to of the Terronera Project. Following the completion of the Terronera project (as defined in the Debt Facility), the Debt Facility will carry an interest rate of SOFR + 3.75% per annum until the fifth anniversary of the loan, and SOFR + 4.25% from the fifth anniversary onwards.

Equipment Financing

The Company currently has financing arrangements for equipment totaling $17.6 with terms ranging from one to four years. The agreements require either monthly or quarterly payments of principal and interest with a weighted-average interest rate of 7.6%.

The equipment financing is secured by the underlying equipment purchased and is subject to various non-financial covenants and as at December 31, 2025, the Company was in compliance with these covenants. As at December 31, 2025, the net book value of equipment includes $17.9 (December 31, 2024 - $15.7) of equipment pledged as security for the equipment financing.

Kolpa Loans

As part of the Kolpa acquisition, on May 1, 2025, the Company assumed two syndicated loans originally entered into by Minera Kolpa with Banco BTG Pactual S.A. - Cayman Branch and Banco Santander Perú S.A. As collateral for these loans, Minera Kolpa entered into trust agreements and issued promissory notes to the lender. During December 2025, the Company used the proceeds from the Notes to extinguish these loans in full, and as a result incurred $0.7 of early repayment fees and write off's of deferred financing costs (Note 17).

12. PROVISION FOR RECLAMATION AND REHABILITATION

The Company's environmental permits require that it reclaim certain land it disturbs during mining and development operations. Significant reclamation and closure activities include land rehabilitation, decommissioning of buildings and mine facilities, ongoing care and maintenance and other costs.

The timing of cash flows has been estimated based on the estimated mine lives using current reserves and the present value of the probability weighted future cash flows. The model assumes a risk-free rate (based on the government bond yields) specific to the liability of 7.5% for Guanaceví, 7.5% for Bolañitos and 9.2% for Terronera and 3.9% for Minera Kolpa, and with estimated inflation rates of 4% in Mexico and 2% in Peru.

Changes to the reclamation and rehabilitation provision balance during the year are as follows:

	Terronera	Guanaceví	Bolañitos	Pitarrilla	Kolpa	Total
Balance at December 31, 2023	$1.3	$4.2	$3.2	$0.1	$-	$8.8

Accretion	-	0.4	0.3	-	-	0.7
Effects of movements in exchange rates	(0.2)	(0.7)	(0.6)	-	-	(1.5)
Change in estimates during the year	1.2	2.0	0.4	-	-	3.6
Balance at December 31, 2024	$2.3	$5.9	$3.3	$0.1	$-	$11.6

Accretion	0.1	0.6	0.3	-	0.2	1.2
Acquired in business combination	-	-	-	-	10.7	10.7
Effects of movements in exchange rates	0.3	1.0	0.6	-	-	1.9
Change in estimates during the year	1.0	(0.2)	(0.1)	-	0.3	1.0
Reclassified to liabilities held for sale	-	-	(4.1)	-	-	(4.1)
Balance at December 31, 2025	$3.7	$7.3	$-	$0.1	$11.2	$22.3

ENDEAVOUR SILVER CORP. | CONSOLIDATED FINANCIAL STATEMENTS	PAGE 25

ENDEAVOUR SILVER CORP. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS Years ended December 31, 2025 and 2024 (expressed in millions of US dollars, unless otherwise stated)

13. SHARE CAPITAL

(a) Management of Capital

The Company considers the items included in the consolidated statement of changes in equity as capital. The Company's objective when managing capital is to safeguard its ability to continue as a going concern, so that it can continue to provide returns for shareholders and benefits for other stakeholders. The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Company may issue new shares through private placements, convertible debt, asset acquisitions or return capital to shareholders. The Company's authorized share capital consists of an unlimited number of common shares with no par value. As at December 31, 2025, the Company is not subject to externally imposed capital requirements.

(b) Public Offerings

In June 2023, the Company filed a short form base shelf prospectus that qualified for the distribution of up to $200.0 of common shares, debt securities, warrants or units of the Company comprising any combination of common shares and warrants over a 25-month period. During the year ended December 31, 2024, the Company issued 27,540,971 common shares under this at-the-market ("ATM") facility at an average price of $2.00 per share for gross proceeds of $55.2, less commission of $1.1 and recognized $0.3 of other transaction costs related to the ATM financing as share issuance costs, which have been presented net within share capital.

On November 21, 2024, the Company filed a prospectus supplement to the June 2023 Base Shelf for the distribution of 15,825,000 common shares at a price of $4.60 per share through a bought deal financing. On November 27, 2024, the Company completed this prospectus offering for gross proceeds of $72.8, less commission of $3.9 and recognized $0.4 of other transaction costs related to the bought deal financing as share issuance costs, which have been presented net within share capital.

On April 8, 2025, the Company completed a $45.0 bought equity financing in order to finance a portion of cash consideration paid on the acquisition of Minera Kolpa, issuing 11,600,000 common shares at $3.88 per share. On April 16, 2025, underwriters exercised their over-allotment option, issuing an additional 1,285,000 common shares at $3.88 per share. The Company received gross proceeds of $50.0, less commission of $2.8 and recognized $0.6 of other transaction costs related to the financing as share issuance costs, which have been presented net within share capital.

On May 27, 2025, the Company filed an updated Base Shelf prospectus, and on July 10, 2025, issued a prospectus supplement for an offering of up to $60.0 of shares through an ATM facility. During the year ended December 31, 2025, the Company issued 3,838,915 common shares under this facility at an average price of $6.44 per share for gross proceeds of $24.7, less commission of $0.5 and recognized $0.3 of other transaction costs related to the ATM financing as share issuance costs, which have been presented net within share capital.

(c) Stock Options

Options to purchase common shares have been granted to directors, officers, employees and consultants pursuant to the Company's current stock option plan, approved by the Company's shareholders in fiscal 2009 and amended and re-ratified in 2024, at exercise prices determined by reference to the market value on the date of grant. The stock option plan allows for, with approval by the Board, granting of options to its directors, officers, employees and consultants to acquire up to 5.0% of the issued and outstanding shares at any time.

ENDEAVOUR SILVER CORP. | CONSOLIDATED FINANCIAL STATEMENTS	PAGE 26

ENDEAVOUR SILVER CORP. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS Years ended December 31, 2025 and 2024 (expressed in millions of US dollars, unless otherwise stated)

The following table summarizes the Company's outstanding stock options:

Expressed in Canadian dollars	Years ended
	December 31, 2025		December 31, 2024
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price

Outstanding, beginning of the year	3,181,491	$ 4.13	3,488,291	$ 4.24
Granted	763,530	$ 5.36	1,994,000	$ 2.94
Exercised	(2,184,107)	$ 4.56	(1,712,400)	$ 3.17
Expired and forfeited	(89,120)	$ 4.21	(588,400)	$ 3.55
Outstanding, end of the year	1,671,794	$ 4.13	3,181,491	$ 4.13
Options exercisable at the end of the year	892,416	$ 4.01	1,896,491	$ 4.82

During the year ended December 31, 2025, the weighted-average share price at the date of exercise was C$8.51 (December 31, 2024 - C$5.57).

The following table summarizes the information about stock options outstanding at December 31, 2025:

Expressed in Canadian dollars
	Options Outstanding			Options Exercisable
	Number	Weighted Average	Weighted	Number	Weighted
Exercise	Outstanding	Remaining	Average	Exercisable	Average
Price	as at	Contractual Life	Exercise	as at	Exercise
Intervals	December 31, 2025	(Number of Years)	Price	December 31, 2025	Price

$2.00- $2.99	780,900	3.1	$2.89	439,100	$2.89
$4.00- $4.99	204,000	2.6	$4.24	176,000	$4.18
$5.00- $5.99	609,200	4.2	$5.39	199,622	$5.39
$6.00- $6.99	77,694	1.0	$6.40	77,694	$6.40
	1,671,794	3.4	$4.13	892,416	$4.01

During the year ended December 31, 2025, the Company recognized share-based compensation expense of $1.4 (December 31, 2024 - $1.8) based on the fair value of the vested portion of options granted in the current and prior years.

The weighted-average fair values of stock options granted and the assumptions used to calculate the related compensation expense have been estimated using the Black-Scholes Option Pricing Model with the following assumptions:

	Years ended
	December 31, 2025	December 31, 2024
Weighted-average fair value of options in C$	$2.53	$1.40
Risk-free interest rate	2.48%	3.75%
Expected dividend yield	0%	0%
Expected share price volatility	63%	62%
Expected options life in years	3.63	3.52

Option pricing models require the input of highly subjective assumptions. The expected life of the options considered such factors as the average length of time similar option grants in the past have remained outstanding prior to exercise, expiry or cancellation and the vesting period of options granted. Volatility was estimated based on average daily volatility based on historical share price observations over the expected term of the option grant. Changes in the subjective input assumptions can materially affect the estimated fair value of the options. The Company amortizes the fair value of stock options on a graded basis over the respective vesting period of each tranche of stock options awarded. As at December 31, 2025, the unvested stock option expense not yet recognized was $0.4 (December 31, 2024 - $0.5) which is expected to be recognized over the next 17 months.

ENDEAVOUR SILVER CORP. | CONSOLIDATED FINANCIAL STATEMENTS	PAGE 27

ENDEAVOUR SILVER CORP. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS Years ended December 31, 2025 and 2024 (expressed in millions of US dollars, unless otherwise stated)

(d) Share Units Plan

On March 23, 2021, the Company adopted an equity-based Share Unit Plan (“SUP”), which was approved by the Company’s shareholders on May 12, 2021. The SUP allows for, with approval by the Board, granting of PSUs, DSUs and RSUs, to its directors, officers, and employees to acquire up to 1.5% of the issued and outstanding shares. The SUP incorporates all existing PSUs under the former PSU plan and any new share units granted will be settled by cash, shares, or a combination of cash and shares at the discretion of the Board of Directors..

Performance Share Units (PSUs)

The PSUs granted are subject to a performance payout multiplier between 0% and 200% based on the Company's total shareholder return at the end of a three-year period, relative to the total shareholder return of the Company's peer group.

	Years ended
	December 31, 2025	December 31, 2024
	Number of units	Number of units

Outstanding, beginning of the year	1,078,000	878,000
Granted	299,900	635,000
Cancelled	(163,000)	(435,000)
Outstanding, end of the year	1,214,900	1,078,000

Performance criteria are based on the Company's share price performance relative to a representative group of other mining companies. On March 24, 2025, 163,000 PSUs were cancelled as the performance criteria were not met. Of the outstanding PSUs, 320,000 vest on March 6, 2026, 595,000 vest on March 12, 2027, and 299,900 vest on April 1, 2028 once certain performance criteria are met.

During the year ended December 31, 2025, the Company recognized share-based compensation expense of $1.4 related to the PSUs (December 31, 2024 - $0.9).

Deferred share units (DSUs) - Equity Settled

The DSUs granted are vested immediately and are redeemable for shares at the time of a director's retirement.

	Years ended
	December 31, 2025	December 31, 2024
	Number of units	Number of units

Outstanding, beginning of the year	564,841	330,078
Granted	136,969	234,763
Settled	(103,373)	-
Outstanding, end of the year	598,437	564,841

During the year ended December 31, 2025, the Company recognized share-based compensation expense of $0.6 related to the DSUs (December 31, 2024 - $0.5).

ENDEAVOUR SILVER CORP. | CONSOLIDATED FINANCIAL STATEMENTS	PAGE 28

ENDEAVOUR SILVER CORP. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS Years ended December 31, 2025 and 2024 (expressed in millions of US dollars, unless otherwise stated)

Restricted Share Units (RSUs)

The Company may award to its directors and employees non-transferable RSUs. The awards typically vest over a three-year period and at the election of the Company can be settled in equity upon vesting.

	Years ended
Number of Units	December 31, 2025	December 31, 2024

Outstanding, beginning of period	-	-
Granted	374,310	-
Cancelled	(10,790)	-
Outstanding, end of period	363,520	-

During the year ended December 31, 2025, the Company recognized share-based compensation expense of $0.5 related to the RSUs (December 31, 2024 - $0).

(e) Historical Cash Settled Deferred Share Units

The Company previously had a deferred share unit plan whereby deferred share units were granted to independent directors of the Company. These cash settled deferred share units vested immediately and are redeemable for cash, based on the market value of the units at the time of a director's retirement. Upon adoption of the SUP plan in March 2021, no new cash settled deferred share units will be granted.

	Years ended
	December 31, 2025		December 31, 2024
	Number of Units	Weighted Average Grant Price	Number of Units	Weighted Average Grant Price

Outstanding, beginning of year	1,044,204	$3.19	1,044,204	$3.19
Settled	(101,576)	$2.74	-	$0.00
Outstanding, end of year	942,628	$3.24	1,044,204	$3.19
Fair value at end of year	942,628	$12.91	1,044,204	$5.27

The fair value per unit at December 31, 2025, was C$12.91 (December 31, 2024 - C$5.27).

During the year ended December 31, 2025, the Company recognized a mark to market expense on directors' compensation related to these DSUs, which is included in general and administrative salaries, wages and benefits, of $5.0 (December 31, 2024 - a recovery of $1.8) based on the change in the fair value of the DSUs granted in prior years.

As of December 31, 2025, there are 942,628 deferred share units outstanding (December 31, 2024 - 1,044,204) with a fair market value of $8.9 (December 31, 2024 - $3.8) recognized in accounts payable, accrued liabilities and other current liabilities.

ENDEAVOUR SILVER CORP. | CONSOLIDATED FINANCIAL STATEMENTS	PAGE 29

ENDEAVOUR SILVER CORP. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS Years ended December 31, 2025 and 2024 (expressed in millions of US dollars, unless otherwise stated)

(f) Diluted Earnings per Share

	Years ended
	December 31,	December 31,
	2025	2024

Net loss	$(119.1)	$(31.5)
Basic weighted average number of shares outstanding (in thousands)	283,078	242,181
Effect of dilutive securities:
Stock options	-	-
Equity settled deferred share units	-	-
Performance share units	-	-
Diluted weighted average number of share outstanding (in thousands)	283,078	242,181

Diluted loss per share	$(0.42)	$(0.13)

As of December 31, 2025, there are 31,949,801 anti-dilutive instruments (December 31, 2024 – 949,291).

14. REVENUE

	Years ended
	December 31,	December 31,
	2025	2024

Silver sales	$267.3	$127.3
Gold sales	156.0	92.3
Lead sales	27.9	-
Zinc sales	21.6	-
Copper sales	2.8	-
Other metals sales	0.9	-
Less: smelting and refining costs	(9.0)	(2.0)
Revenue	$467.5	$217.6

Changes in fair value from provisional pricing are included in silver, gold, lead, zinc and copper sales. Revenue per product type was as follows:

	Years ended
	December 31,	December 31,
	2025	2024
Concentrate sales	$262.7	$71.1
Provisional pricing adjustments	7.1	(0.8)
Total revenue from concentrate sales	269.8	70.3
Refined metal sales	197.7	147.3
Total revenue	$467.5	$217.6

Provisional pricing adjustments on sales of concentrate are pricing adjustments made upon finalization of the sales contract. The Company's concentrate sales contracts are initially priced with provisional pricing periods lasting typically two to six months, with provisional pricing adjustments recorded to revenue as market prices vary. As at December 31, 2025, a 10% change to the underlying metals prices would result in a change in revenue and accounts receivable of $2.8 (December 31, 2024 - $0.3) based on the total quantities of metals in sales contracts for which the provisional pricing periods were not yet closed.

ENDEAVOUR SILVER CORP. | CONSOLIDATED FINANCIAL STATEMENTS	PAGE 30

ENDEAVOUR SILVER CORP. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS Years ended December 31, 2025 and 2024 (expressed in millions of US dollars, unless otherwise stated)

The Company had eight customers representing 100% of concentrate and refined metal sales in 2025, with three customers accounting for 42%, 30%, and 20% of total sales respectively. In 2024, three customers represented 100% of concentrate and refined metal sales, accounting for 68%, 17%, and 16% of total sales respectively.

15. EXPLORATION, EVALUATION AND DEVELOPMENT

	Years ended
	December 31, 2025	December 31, 2024

Depreciation	$0.5	$0.8
Share-based compensation	0.5	0.2
Employee costs	4.6	2.5
Direct exploration expenditures	11.4	8.6
Evaluation and development employee costs	2.7	2.9
Direct evaluation and development expenditures	3.7	4.4
	$23.4	$19.4

16. GENERAL AND ADMINISTRATIVE

	Years ended
	December 31,	December 31,
	2025	2024

Depreciation	$0.4	$0.4
Share-based compensation	3.0	2.8
Salaries, wages and benefits	4.1	3.9
Directors' DSU liability expense (recovery)	5.5	1.8
Direct general and administrative	6.7	5.3
Business acquisition costs	3.6	-
	$23.3	$14.2

17. FINANCE COSTS

		Years ended
		December 31,	December 31,
	Notes	2025	2024

Accretion on provision for reclamation and rehabilitation	12	$1.2	$0.7
Interest on loans	11	4.6	0.8
Write-off of capitalized deferred fees and prepayment penalties	11	7.0	-
Interest on convertible notes	10	1.5	-
Interest on lease liabilities		0.2	-
		$14.5	$1.5

ENDEAVOUR SILVER CORP. | CONSOLIDATED FINANCIAL STATEMENTS	PAGE 31

ENDEAVOUR SILVER CORP. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS Years ended December 31, 2025 and 2024 (expressed in millions of US dollars, unless otherwise stated)

18. SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

	Years ended
	December 31,	December 31,
	2025	2024

Net changes in non-cash working capital:
Accounts and other receivables	$(17.2)	$(4.0)
Income tax receivable	(1.2)	3.8
Inventories	(19.9)	(7.9)
Prepaids	1.6	3.9
Accounts payable and accrued liabilities	58.0	(5.1)
Income taxes payable	19.8	1.7
IVA receivable	(25.1)	(0.5)
	$16.0	$(8.1)

Non-cash financing and investing activities:
Reclamation included in mineral properties, plant and equipment	$1.1	$3.6
Fair value of exercised options allocated to share capital	$3.8	$2.0
Fair value of receivables settled with marketable securities	$-	$1.0
Fair value of capital assets acquired under finance leases	$4.0	$-

Other cash disbursements:
Income taxes paid	$22.2	$5.2
Special mining duty paid	$4.0	$2.6

19. SEGMENT DISCLOSURES

The Company's operating segments are based on internal management reports that are reviewed by the Company's executives (the chief operating decision makers) in assessing performance. The Company has three operating mining segments: Guanaceví and Terronera in Mexico, and Minera Kolpa in Peru as well as Exploration and Corporate segments. As of December 31, 2025, previously operating mine Bolañitos, in Mexico, has been classified as held for sale (Note 24). The Exploration segment consists of projects in the exploration and evaluation phases in Mexico, Chile and the USA. Exploration projects that are in the local district surrounding a mine are included in the mine's segments. All three mines located in Mexico produce silver and gold, while Minera Kolpa produces silver, led, zinc and copper. Refined metal sales come from Guanaceví while other three mines sell concentrate.

For the years ended December 31		Revenue	Cost of sales - direct	Cost of sales - depreciation	Cost of sales - other	Mine operating earnings	Net earnings and comprehensive earnings

Guanaceví	2025	$197.7	$102.8	$28.9	$26.9	$39.1	$28.3
	2024	147.3	82.9	19.5	20.7	24.2	13.5
Bolañitos (Note 24)	2025	74.2	44.1	10.2	0.9	19.0	12.9
	2024	70.3	41.6	10.4	0.5	17.8	19.1
Terronera	2025	84.5	67.9	12.9	2.2	1.5	(124.0)
	2024	-	-	-	-	-	(37.3)
Kolpa	2025	111.1	65.6	21.0	1.4	23.2	14.4
	2024	-	-	-	-	-	-
Exploration	2025	-	-	-	-	-	(19.7)
	2024	-	-	-	-	-	(12.3)
Corporate	2025	-	-	-	-	-	(31.0)
	2024	-	-	-	-	-	(14.5)
Consolidated	2025	$467.5	$280.4	$73.0	$31.4	$82.8	$(119.1)
	2024	$217.6	$124.5	$29.9	$21.2	$42.0	$(31.5)

ENDEAVOUR SILVER CORP. | CONSOLIDATED FINANCIAL STATEMENTS	PAGE 32

ENDEAVOUR SILVER CORP. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS Years ended December 31, 2025 and 2024 (expressed in millions of US dollars, unless otherwise stated)

The Exploration segment included $2.2 of costs incurred in Chile for the year ended December 31, 2025 (December 31, 2024 - $1.1) and $0.1 of costs incurred in USA (December 31, 2024 - $nil).

Years ended December 31		Total assets	Total liabilities	Additions to fixed assets

Guanaceví	2025	$117.2	$55.7	$19.6
	2024	114.7	43.9	22.9
Bolañitos (Note 24)	2025	47.6	21.5	10.4
	2024	53.2	7.9	7.9
Terronera	2025	553.4	184.1	130.3
	2024	373.5	173.4	189.9
Kolpa	2025	236.5	77.2	25.6
	2024	-	-	-
Exploration	2025	91.1	2.0	4.4
	2024	86.6	1.3	1.6
Corporate	2025	189.9	316.1	0.4
	2024	91.2	8.3	-
Consolidated	2025	$1,235.7	$656.6	$190.7
	2024	719.2	234.8	222.3

20. INCOME TAXES

(a) Tax Assessments

Due to the nature of the Company's activities, various legal and tax matters are outstanding from time to time. The Company is routinely subject to audit by tax authorities in the countries in which it operates and has received a number of tax assessments in various locations, which are currently at various stages of progress with the relevant authorities. The outcomes of these audits and assessments are uncertain however, the Company is confident of its position on the various matters under review.

Minera Santa Cruz y Garibaldi S.A. de C.V. ("MSCG"), a subsidiary of the Company, received an MXN 238 million assessment on October 12, 2010 by Mexican fiscal authorities for failure to provide the appropriate support for certain expense deductions taken in MSCG's 2006 tax return, failure to provide appropriate support for loans made to MSCG from affiliated companies, and deemed an unrecorded distribution of dividends to shareholders, among other individually immaterial items. MSCG immediately initiated a Nullity action and filed an administrative attachment to dispute the assessment.

In June 2015, the Superior Court ruled in favour of MSCG on a number of the matters under appeal; however, the Superior Court ruled against MSCG for failure to provide appropriate support for certain deductions taken in MSCG's 2006 tax return. In June 2016, the Company received an MXN 122.9 million ($6.8) tax assessment based on the June 2015 ruling. The 2016 tax assessment comprised of MXN 41.8 million owed ($2.3) in taxes, MXN 17.7 million ($1.0) in inflationary charges, MXN 40.4 million ($2.2) in interest and MXN 23.0 million ($1.3) in penalties. The 2016 tax assessment was issued for failure to provide the appropriate support for certain expense deductions taken in MSCG's 2006 tax return and failure to provide appropriate support for loans made to MSCG from affiliated companies.

The Company filed an appeal against the June 2016 tax assessment on the basis certain items rejected by the courts were included in the new tax assessment, and a number of deficiencies exist within the tax assessment. Since issuance of the tax assessment interest charges of MXN 24.4 million ($1.4) and inflationary charges of MXN 36.5 million ($2.0) have accumulated.

Included in the Company's consolidated financial statements are net assets of $1.0 held by MSCG. Following the Tax Court's rulings, MSCG is in discussions with the tax authorities with regards to the shortfall of assets within MSCG to settle its estimated tax liability. An alternative settlement option would be to transfer the shares and assets of MSCG to the tax authorities. As of December 31, 2025, the Company's income tax payable includes an allowance for transferring the shares and assets of MSCG amounting to $1.0. The Company is currently assessing MSCG's settlement options based on ongoing court proceedings and discussion with the tax authorities. The Company has been advised that the appeal filed with the Federal Tax Court, against the June 2016 tax assessment has been rejected. The Company continues to assess MSCG's settlement options.

ENDEAVOUR SILVER CORP. | CONSOLIDATED FINANCIAL STATEMENTS	PAGE 33

ENDEAVOUR SILVER CORP. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS Years ended December 31, 2025 and 2024 (expressed in millions of US dollars, unless otherwise stated)

Compania Minera Del Cubo S.A. de C.V. ("Cubo"), a subsidiary of the Company, received an MXN 58.5 million ($3.3) tax assessment in 2019 by Mexican fiscal authorities for alleged failure to provide the appropriate support for depreciation deductions taken in the Cubo 2016 tax return and denied eligibility of deductions of certain suppliers. The tax assessment consisted of MXN 24.1 million ($1.3) for taxes, MXN 21.0 million ($1.2) for penalties, MXN 10.4 million ($0.6) for interest and MXN 3.0 million ($0.2) for inflation. At the time of the tax assessment the Cubo entity had and continues to have sufficient loss carry forwards which would be applied against the assessed difference of taxable income. The Mexican tax authorities did not consider these losses in the assessment.

Due to the denial of certain suppliers for income tax purposes in the Cubo assessment, the invoices from these suppliers have been assessed as ineligible for refunds of IVA paid on the invoices. The tax assessment includes MXN 14.7 million ($0.8) for re-payment of IVA (value added taxes) refunded on these supplier payments. In the Company's judgment the suppliers and invoices meet the necessary requirements to be deductible for income tax purposes and the recovery of IVA.

The Company has filed an administrative appeal related to the 2016 Cubo tax assessment. The Company had previously provided a lien on certain El Cubo mining concessions during the appeal process. To facilitate the sale of the El Cubo mine and related assets, the Company elected to pay the assessed amount of $3.6 during Q1, 2021. During the appeal process the amount paid has been classified as a non-current income tax receivable. As of December 31, 2025, amount receivable is $4.0. Since issuance of the assessment interest charges of MXN 9.9 ($0.5) and inflationary charges of MXN 1.6 ($0.1) have accumulated.

In March 2024, the Company was notified that Cubo was subject to a tax audit by the relevant taxation authorities. Following an extended period of correspondence, information requests and discussions with the authorities, Cubo has received a formal assessment relating to certain tax positions taken in prior periods and in November 2025 filed a notice of objection and formally appealed the assessment. The appeal remains under review with tax authority, and no final determination has been made.

The Company continues to assess that it is probable that its appeal will prevail, and no provision is recognized in respect of the Cubo tax assessments. Cubo has no significant assets beyond the income tax receivable of $4.0, paid in 2021.

(b) Mexico Taxes

The Company's Mexican operations are subject to an Environmental Royalty Tax of 1% of gross sales and in 2025, the Company recognized $3.0 in royalty expense for the Environmental Royalty Tax (2024 - $1.1), included in cost of sales.

The Company's Mexican operations are subject to an annual Special Mining Duty of 8.5% on the profit resulting from subtracting the allowed deductions from the income on the sales of extractive activities with the exception of the annual inflation adjustment, interests and investments, aside from those performed for exploration.

(c) Deferred Income Tax Assets and Liabilities

Mexico operations	December 31,	December 31,
Deferred tax derived from income tax	2025	2024

Deferred income tax assets:
Tax loss carryforwards	$14.0	$6.6
Working capital	17.4	5.0
Deferred income tax liabilities:
Inventories	(4.3)	(5.2)
Mineral properties, plant and equipment	(32.6)	(13.5)
Convertible note	(29.6)	-
Deferred income tax assets (liabilities), net	$(35.1)	$(7.1)

ENDEAVOUR SILVER CORP. | CONSOLIDATED FINANCIAL STATEMENTS	PAGE 34

ENDEAVOUR SILVER CORP. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS Years ended December 31, 2025 and 2024 (expressed in millions of US dollars, unless otherwise stated)

Mexico operations	December 31,	December 31,
Deferred tax derived from special mining duty	2025	2024

Deferred income tax assets (liabilities):
Working capital	$0.4	$(0.5)
Mineral properties, plant and equipment	(1.5)	(2.7)
Deferred income tax assets (liabilities), net	$(1.1)	$(3.2)

As of December 31, 2025, $2.0 of the deferred tax assets at Bolañitos are classified as assets held for sale (Note 24).

(d) Income Tax Expense

	Years ended
	December 31,	December 31,
	2025	2024

Current income tax expense:
Current income tax expense in respect of current year	$27.5	$7.9
Special mining duty	9.1	5.0
Deferred income tax expense (recovery):
Deferred tax expense recognized in the current year	2.8	5.1
Special mining duty	(2.1)	0.6
Adjustments recognized in the current year in relation to prior years years	(5.0)	(2.8)
Recognition of previously unrecognized losses	(18.2)	(6.3)
Total income tax expense	$14.2	$9.5

The reconciliation of the income tax provision computed at statutory tax rates to the reported income tax provision is as follows:

	December 31,	December 31,
	2025	2024

Canadian statutory tax rates	27.00%	27.00%

Income tax expense computed at Canadian statutory rates	$(28.3)	$(5.9)
Foreign tax rates different from statutory rate	(3.9)	1.5
Foreign exchange	46.3	1.3
Inflationary adjustment	9.2	1.2
Other non-deductible items	0.2	0.7
Special mining duty Mexican tax	6.8	5.2
Adjustments recognized in the current year in relation to prior years	(5.0)	(2.8)
Current year losses not recognized	7.1	14.6
Recognition of previously unrecognized losses	(18.2)	(6.3)
Income tax expense	$14.2	$9.5

(e) Unrecognized Deferred Tax Assets

Management believes that sufficient uncertainty exists regarding the realization of certain deferred tax assets such that they have not been fully recognized. The tax benefits not recognized reflect management's assessment regarding the future realization of Canadian, Peruvian, Chilean and certain Mexican tax assets and estimates of future earnings and taxable income in these jurisdictions as of December 31, 2025. When circumstances cause a change in management's judgment about the recoverability of deferred tax assets, the impact of the change will be reflected in current income.

Deductible temporary differences, unused tax losses, and unused tax credits for which no deferred tax assets have been recognized are attributable to the following:

	December 31,	December 31,
	2025	2024

Non-capital losses	$185.8	$213.6
Capital losses	-	31.3
Derivative liabilities	103.3	-
Exploration pools and others	56.1	26.3

ENDEAVOUR SILVER CORP. | CONSOLIDATED FINANCIAL STATEMENTS	PAGE 35

ENDEAVOUR SILVER CORP. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS Years ended December 31, 2025 and 2024 (expressed in millions of US dollars, unless otherwise stated)

The Company has Canadian, Chilean, and Mexican non‑capital tax losses available for carryforward, which, if not utilized, will expire as follows:

	Loss Carry Forward	December 31,	December 31,
	Expiry	2025	2024

Mexico tax loss carry forward	2026-2035	$160.1	$178.9
Canada tax loss carry forward	2035-2044	15.9	13.5
Chile tax loss carry forward	No expiration	23.5	21.2
Capital losses		33.0	31.3

21. COMMITMENTS & CONTINGENCIES

Commitments

As of December 31, 2025, the Company had commitments of $7.4 for capital equipment purchases.

Contingencies

Due to the nature of the Company's activities, various legal and tax matters are outstanding from time to time. The Company is routinely subject to audit by tax authorities in the countries in which it operates and has received a number of tax assessments in various locations, which are currently at various stages of progress with the relevant authorities (Note 20).

22. FINANCIAL INSTRUMENTS AND FAIR VALUE MEASUREMENTS

Copper Stream liability

Concurrently with the acquisition of Minera Kolpa on May 1, 2025, the Company entered into a ten-year Copper Stream agreement on copper produced from Kolpa (the "Copper Stream") with Versamet Royalties Corporation ("Versamet"). Under the Copper Stream agreement, Versamet provided a $35.0 prepayment used to finance the cash consideration of the Kolpa acquisition on May 1, 2025. In exchange Versamet will receive refined copper LME Warrants or copper credits in the amount greater of: (i) 95.8% of produced copper or (ii) 0.03 pounds of copper per pound of lead produced. After 6,000 tonnes are delivered, Versamet will purchase 71.85% of produced copper, decreasing to 47.9% after 10,500 tonnes until the end of the term of the agreement.

The purchase price is based on the spot price of refined copper. Until the liability is repaid, Versamet will pay 10% of the spot price in cash per tonne, with the remaining 90% offset against the prepayment. Once the prepayment is fully applied, Versamet will continue to pay 10% of the spot price. Versamet holds a right of first refusal on future royalties, streams, or similar interests from Kolpa. The agreement is secured by an equity pledge in Kolpa.

The copper stream liability is classified as level 3 in the fair value hierarchy and measured at fair value through profit or loss. The stream is valued using a discounted cash flow model based on current market and operational assumptions. The key unobservable inputs used in the valuations include a discount rate reflecting credit risk and asset-specific risk, copper price forecasts, based on observable forward price curves over the expected production term. At the date of the initial recognition and December 31, 2025, rates of 8.6% and 7.5% were used respectively. The valuation involves significant judgment related to the life-of-mine production schedule, including expected output timing and volumes.

Contingent payment on business acquisition (Note 4)

The contingent payment is payable in cash within 24 months of closing of the acquisition of Minera Kolpa and is classified as level 3 in the fair value hierarchy and measured at fair value through profit or loss. Consideration is valued using a discounted cash flow model. The key unobservable inputs used in the valuation include a discount rate of 15.0%, as well as assumptions about the silver equivalent ounces expected to be reported as Kolpa's mineral reserves and resources in a future technical report.

ENDEAVOUR SILVER CORP. | CONSOLIDATED FINANCIAL STATEMENTS	PAGE 36

ENDEAVOUR SILVER CORP. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS Years ended December 31, 2025 and 2024 (expressed in millions of US dollars, unless otherwise stated)

Commodity contracts

In connection with the Terronera Debt Facility (Note 11), on March 28, 2024, the Company entered into gold forward swap contracts to hedge against the fluctuation in gold prices. These have been amended to reflect the current gold production profile, with settlement of 68,000 oz from August 2025 to June 2027 with a forward price of $2,311 per ounce of gold. During the year ended December 31, 2025, the Company settled 13,946 gold oz under forward swap contracts and as of December 31, 2025, had 54,056 gold oz outstanding.

In relation to the amendment to the Terronera Debt facility, in June 2025, the Company implemented un-margined zero-cost collars for 968,000 oz of silver with a price range of $31 to $42 per oz, settling over the period from October 2025 to July 2026. During the year ended December 31, 2025, the Company settled 226,065 silver oz collars and as of December 31, 2025, had 741,935 silver collar oz outstanding.

Foreign exchange contracts

The Company also hedges a portion of the estimated operating expenditures incurred in Mexican Pesos. During the year ended December 31, 2025, the Company settled $53.3 of MXN forward contracts and recognized realized gains of $5.0. As of December 31, 2025, the Company had $30.0 Mexican Peso forward contracts with a weighted average settlement exchange rate of 18.95 pesos for US dollar settling between January 2026 and January 2027.

As at December 31, 2025, the fair values of the Company's derivatives and other financial instruments measured at fair value.

	Gold forward swap	Silver collars	Mexican Peso forward	Copper stream liability	Convertible notes derivative	Total

Derivative liability at December 31, 2024	$(24.6)	$-	$(2.3)	$-	$-	$(26.9)
Recognized at copper stream inception	-	-	-	(35.0)	-	(35.0)
Recognized at convertible note offering	-	-	-	-	1.9	1.9
(Loss) gain on revaluation	(85.5)	(20.2)	3.4	(13.2)	6.1	(109.3)
Settled copper stream liability	-	-	-	3.5	-	3.5
Derivative asset (liability) at December 31, 2025	$(110.1)	$(20.2)	$1.1	$(44.7)	$8.0	$(165.9)

Presented in the statement of financial position:
Derivative asset	$-	$-	$1.1	$-	$-	$1.1
Non-current derivative assets	-	-	-	-	8.0	8.0
Derivative liabilities	(73.9)	(20.2)	-	-	-	(94.1)
Non-current derivative liabilities	(36.2)	-	-	-	-	(36.2)
Current copper stream liability	-	-	-	(7.7)	-	(7.7)
Non-current copper stream liability	-	-	-	(37.0)	-	(37.0)
Derivative asset (liability) at December 31, 2025	$(110.1)	$(20.2)	$1.1	$(44.7)	$8.0	$(165.9)

(Loss) gain on revaluation	$(85.5)	$(20.2)	$3.4	$(13.2)	$6.1	$(109.3)
Realized (loss) gain on derivatives	(20.5)	(1.4)	5.0	-	-	(16.9)
Loss on derivative contracts	$(106.0)	$(21.6)	$8.4	$(13.2)	$6.1	$(126.2)

(a) Financial assets and liabilities

As at December 31, 2025, the carrying and fair values of the Company's financial instruments by category are as follows:

	Fair value through profit or loss	Amortized cost	Carrying value	Fair value

Financial assets:
Cash and cash equivalents	$-	$215.4	$215.4	$215.4
Other investments	1.0	-	1.0	1.0
Accounts and other receivables	20.6	3.1	23.8	23.8
Derivative assets	9.1	-	9.1	9.1
Loans receivable	-	2.6	2.6	2.6
Total financial assets	$30.7	$221.1	$251.9	$251.9

Financial liabilities:
Accounts payable, accrued liabilities and other current liabilities	$8.9	$111.5	$120.4	$120.4
Derivative liabilities	130.3	-	130.3	130.3
Copper stream liability	44.7	-	44.7	44.7
Contingent payment	8.8	-	8.8	8.8
Loans payable	-	12.7	12.7	12.7
Convertible senior notes	-	231.2	231.2	231.2
Total financial liabilities	$192.7	$355.4	$548.1	$548.1

ENDEAVOUR SILVER CORP. | CONSOLIDATED FINANCIAL STATEMENTS	PAGE 37

ENDEAVOUR SILVER CORP. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS Years ended December 31, 2025 and 2024 (expressed in millions of US dollars, unless otherwise stated)

As at December 31, 2024, the carrying and fair values of the Company's financial instruments by category are as follows:

	Fair value through profit or loss	Amortized cost	Carrying value	Fair value

Financial assets:
Cash and cash equivalents	$-	$106.4	$106.4	$106.4
Other investments	1.1	-	1.1	1.1
Accounts and other receivables	3.3	0.3	3.6	3.6
Loans receivable	-	2.6	2.6	2.6
Total financial assets	$4.4	$109.3	$113.7	$113.7

Financial liabilities:
Accounts payable, accrued liabilities and other current liabilities	$3.8	$50.1	$53.9	$53.9
Derivative liabilities	26.9	-	26.9	26.9
Loans payable	-	120.2	120.2	120.2
Total financial liabilities	$30.7	$170.3	$201.0	$201.0

(b) Fair value hierarchy

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the asset or liability (for example, interest rate and yield curves observable at commonly quoted intervals, forward pricing curves used to value currency and commodity contracts and volatility measurements used to value option contracts), or inputs that are derived principally from or corroborated by observable market data or other means. Level 3 inputs are unobservable (supported by little or no market activity). The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.

Level 1: Other investments are comprised of investments in shares of companies. When there is an active market, fair values are determined based on a market approach reflecting the closing price of each particular security at the reporting date. The closing price is a quoted market price obtained from the exchange that is the principal active market for the investment. As a result, $0.9 of these financial assets have been included in Level 1 of the fair value hierarchy.

Cash settled deferred share units are determined based on a market approach reflecting the Company's closing share price or share price at redemption date for any pending settlements.

Level 2: The Company determines the fair value of the embedded derivatives as follows: of the embedded derivatives related to its trade receivables based on the quoted closing price obtained from the silver and gold metal exchanges; derivative liabilities related to Mexican peso forwards, silver collars and gold forward swaps values are determined by using forward prices from observable market curves for these contracts at the period end date.

Level 3: Included in other investments are share purchase warrants, copper stream liability, contingent payments payable related to acquisition of Minera Kolpa and early redemption derivative asset embedded in convertible senior notes. Fair value of the share purchase warrants at each period end has been estimated using the Black-Scholes Option Pricing Model. The copper stream liability is valued using a discounted cash flow model based on current market and operational assumptions disclosed above. Contingent payable related to acquisition of Minera Kolpa is value using a probability weighted discounted cashflows with key assumptions being likelihood and timing of the milestones being reached. Early redemption derivative asset embedded in the convertible senior notes is valued using FINCAD model with key assumptions being underlying stock volatility and the Company's credit spread.

ENDEAVOUR SILVER CORP. | CONSOLIDATED FINANCIAL STATEMENTS	PAGE 38

ENDEAVOUR SILVER CORP. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS Years ended December 31, 2025 and 2024 (expressed in millions of US dollars, unless otherwise stated)

Assets and liabilities as at December 31, 2025, measured at fair value on a recurring basis include:

	Level 1	Level 2	Level 3	Total
Financial assets:
Other investments	$0.9	$-	$0.1	$1.0
Trade receivables	-	20.6	-	20.6
Derivative assets	-	1.1	8.0	9.1
Total financial assets	$0.9	$21.7	$8.1	$30.7

Financial liabilities:
Cash settled deferred share units	$8.9	$-	$-	$8.9
Derivative liability	-	130.3	-	130.3
Copper stream liability	-	-	44.7	44.7
Contingent payment	-	-	8.8	8.8
Total financial liabilities	$8.9	$130.3	$53.5	$192.7

Assets and liabilities as at December 31, 2024 measured at fair value on a recurring basis include:

	Level 1	Level 2	Level 3	Total

Financial assets:
Other investments	$1.1	$-	$-	$1.1
Trade receivables	-	3.3	-	3.3
Total financial assets	$1.1	$3.3	$-	$4.4

Financial liabilities:
Cash settled deferred share units	$3.8	$-	$-	$3.8
Derivative liability	-	26.9	-	26.9
Total financial liabilities	$3.8	$26.9	$-	$30.7

(c) Financial instrument risk exposure and risk management

The Company is exposed in varying degrees to a variety of financial instrument related risks. The Board approves and monitors the risk management process. The types of risk exposure and the manner in which such exposures are managed is outlined as follows:

Credit Risk

The Company is exposed to credit risk on its bank accounts, accounts and other receivables and loan receivables. Credit risk exposure on bank accounts is limited through maintaining the Company's balances with high-credit quality financial institutions, maintaining investment policies, assessing institutional exposure and continual discussion with external advisors. Accounts and other receivables are generated on the sale of concentrate inventory to reputable metal traders as well as various other receivables arising from operations. The Company reduces credit risk by restricting dealings to counterparties with acceptable credit profiles, managing concentration through exposure limits, and applying continuous credit monitoring practices. There has been no indication of a change in creditworthiness of the counterparty to the loan receivable since the initial recognition.

The carrying amount of financial assets represents the Company's maximum credit exposure.

ENDEAVOUR SILVER CORP. | CONSOLIDATED FINANCIAL STATEMENTS	PAGE 39

ENDEAVOUR SILVER CORP. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS Years ended December 31, 2025 and 2024 (expressed in millions of US dollars, unless otherwise stated)

As of December 31, 2025, none of the trade receivables were overdue by more than 30 days (2024 - $nil), $0.6 of the other receivables were overdue more than 30 days (2024 - $nil) and $1.3 of the loan receivables are overdue by more than 30 days (December 31, 2024 - $0.2). The Company's historical default rate and frequency of losses are low, and the lifetime expected credit loss allowance for receivables is nominal as at December 31, 2025.

Market Risk

Significant market related risks to which the Company is exposed consist of foreign currency risk, commodity price risk and interest rate risk.

Foreign Currency Risk - The Company's operations in Mexico and Canada make it subject to foreign currency fluctuations.  Certain of the Company's operating expenses are incurred in Mexican pesos and Canadian dollars, therefore the fluctuation of the US dollar in relation to these currencies will consequently have an impact on the profitability of the Company and may also affect the value of the Company's assets and the amount of shareholders' equity. To manage foreign currency risk, the Company has entered into Mexican Peso forward purchase contracts, which partially reduce exposure to exchange rate volatility impacting operating expenditures denominated in MXN.

The US dollar equivalents of financial assets and liabilities denominated in currencies other than the US dollar as at December 31, 2025, are as follows:

	December 31, 2025			December 31, 2024
	Canadian Dollar	Mexican Peso	Peruvian Sol	Canadian Dollar	Mexican Peso

Financial assets	$1.9	$2.7	$7.0	$1.5	$2.4
Financial liabilities	(12.4)	(50.1)	(29.0)	(6.0)	(16.3)
Net financial assets (liabilities)	$(10.5)	$(47.4)	$(22.0)	$(4.5)	$(13.9)

Of the financial assets listed above, $0.9 (2024 - $0.4) represents cash and cash equivalents held in Canadian dollars, $2.6 (2024 - $2.4) represents cash held in Mexican pesos and $5.2 represents cash held in Peruvian sol (2024 - $nil). The remaining cash balance is held in US dollars.

As at December 31, 2025, with other variables unchanged, a 5% strengthening of the US dollar against the Canadian dollar would increase net earnings by $0.5 due to these financial assets and liabilities.

As at December 31, 2025, with other variables unchanged, a 5% strengthening of the US dollar against the Mexican peso would increase net earnings by $2.2 due to these financial assets and liabilities.

As at December 31, 2025, with other variables unchanged, a 5% strengthening of the US dollar against the Peruvian sol would increase net earnings by $1.0 due to these financial assets and liabilities.

Commodity Price Risk - Gold, silver and copper prices have historically fluctuated significantly and are affected by numerous factors outside of the Company's control, including, but not limited to, industrial and retail demand, central bank lending, forward sales by producers and speculators, levels of worldwide production, short-term changes in supply and demand due to speculative hedging activities and certain other factors. To partially reduce exposure to gold and silver price risk, the Company has entered into gold forward swap contracts and silver zero-cost collar contracts. Additionally, precious metal prepayment obligation contract substantially reduces the Company's exposure to future copper price fluctuations.

As at December 31, 2025, the following sensitivities reflect the impact of a 5% increase in the relevant forward commodity prices used in the valuation at that date, with all other valuation inputs held constant:

• A 5% increase in forward copper prices would result in an approximate $2.3 increase in the copper stream liability.
• A 5% increase in forward gold prices would result in an approximate $11.7 increase in the gold forward swap liabilities.
• A 5% increase in forward silver prices would result in an approximate $2.5 increase in the silver zero-cost collar liabilities.

Interest Rate Risk - The interest rate risk is the risk that the fair value or the future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The interest rate on the Debt Facility is variable and based on the exposure as of December 31, 2025, a 1% change in interest rate would result in an increase or decrease of interest costs in the amount of $0.1 per year. As of December 31, 2025, all of the Company's outstanding equipment financing obligations bear interest at fixed rates and are not exposed to changes in future cash flows attributable to changes in market interest rates.

The Company is exposed to interest rate risk on its contingent payment related to the Purchase of Minera Kolpa. The consideration is valued using a discounted cash flow model, using a discount rate of 15.0%, as well as assumptions about future technical report's silver equivalent ounces contained in Kolpas reserves and resources. Based on the exposure as of December 31, 2025, a 1% change in the interest rates would result in an increase or decrease of approximately $0.1 in interest earned by the Company.

ENDEAVOUR SILVER CORP. | CONSOLIDATED FINANCIAL STATEMENTS	PAGE 40

ENDEAVOUR SILVER CORP. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS Years ended December 31, 2025 and 2024 (expressed in millions of US dollars, unless otherwise stated)

The Company is exposed to interest rate risk on its cash and cash equivalents. The cash and cash equivalent interest earned is based on bank account interest rates which may fluctuate. Based on the exposure as of December 31, 2025, a 1% change in the interest rates would result in an increase or decrease of approximately $2.2 in interest earned by the Company. The Company has not entered into any derivative contracts to manage the interest rate risk.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they come due. The Company manages liquidity risk by continually monitoring forecasted and actual cash flows. The Company has in place a planning and budgeting process to help determine the funds required to support its normal operating requirements and development plans.  The Company aims to maintain sufficient liquidity to meet its short-term business requirements, taking into account its anticipated cash flows from operations, its holdings of cash and cash equivalents, and its committed and anticipated liabilities. As at December 31, 2025, the Company had a working capital surplus of $146.4, including $26.1 net assets presented as held for sale in Note 24.

The following table summarizes the remaining contractual maturities of the Company's financial liabilities at December 31, 2025:

	Less than	1 to 3	4 to 5	Over 5
	1 year	years	years	years	Total

Accounts payable, accrued liabilities and other current liabilities	$120.4	$-	$-	$-	$120.4
Loans payable	9.3	4.1	-	-	13.4
Lease liabilities	1.4	0.7	-	-	2.1
Reclamation and rehabilitation obligation	-	7.6	0.6	19.1	27.3
Gold forward swaps	80.1	34.6	-	-	114.7
Silver collar contracts	21.5	-	-	-	21.5
Copper stream liability	7.9	16.2	14.3	20.4	58.8
Contingent payment	-	10.0	-	-	10.0
Convertible note debenture	0.5	1.8	1.8	350.4	354.5
Total contractual obligations	$241.1	$75.0	$16.7	$389.9	$722.7

23. RELATED PARTY TRANSACTIONS

As of December 31, 2025, the Company has no outstanding related party payables (December 31, 2024 - nil). During the year ended December 31, 2025, the Company had no transactions with related parties other than as disclosed below in the key management compensation section. During the year ended December 31, 2024, the Company was charged $0.3 for legal services by a legal firm whose partner was the Company's corporate secretary at the time.

ENDEAVOUR SILVER CORP. | CONSOLIDATED FINANCIAL STATEMENTS	PAGE 41

ENDEAVOUR SILVER CORP. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS Years ended December 31, 2025 and 2024 (expressed in millions of US dollars, unless otherwise stated)

Key management personnel

The key management of the Company comprises executive and non-executive directors, and executive officers.  Compensation was as follows:

	December 31,	December 31,
	2025	2024

Executive management cash compensation	$2.7	$2.6
Executive management share based payments	2.6	2.3
Non-executive directors' fees	0.5	0.4
Non-executive directors' deferred share units	0.5	0.5
Revaluation on cash settled DSU's	5.3	1.8
	$11.6	$7.6

The existing non-executive directors' deferred share units are comprised of both equity and cash settled deferred share units.  The recognized expense or recovery includes the fair value of new issuances of equity settled deferred share units during the period and the change in fair value of all outstanding cash-settled deferred share units during the period. During the year ended December 31, 2025, the Company granted 136,969 deferred share units (December 31, 2024 - 234,763) with a fair value of $0.6 (December 31, 2024 - $0.5) at the date of grant. At December 31, 2025, there were 942,628 cash settled deferred share units and 598,437 equity-settled deferred share units outstanding with a fair value of $8.9 and $2.0 respectively (December 31, 2024 - 1,044,204 and 564,841 respectively, with a fair value of $5.5).

The amount disclosed for share-based payments is the expense for the year calculated in accordance with IFRS 2 Share-based payments for stock options, performance share units and deferred share units (Notes 11 (c), (d) and (e)). The fair values of these share-based payments are recognized as an expense over the vesting period of the award. Therefore, the compensation expense in the current year comprises the vested portion of current year awards and those of preceding years that vested within the current year.

24. ASSET AND LIABILITIES HELD FOR SALE

On November 24, 2025, the Company announced that it entered into a definitive share purchase agreement with Guanajuato Silver Company Ltd., to sell 100% of the issued and outstanding shares of Mina Bolañitos. The closing of the sale of Mina Bolañitos was finalized on January 15, 2026. On closing of the sale, the Company received an upfront portion of the consideration, comprising of $30.0 cash payment and 36.9 million common shares of Guanajuato Silver.

The fair value of the Guanajuato Silver common shares received of $20.2 was determined based on the Guanajuato Silver's quoted share price of C$0.76 per share on the closing date of the disposal. In accordance with the share purchase agreement, the cash consideration was subject to customary post-closing adjustment for working capital. Upon closing, the Company became entitled to VAT refunds for pre-closing periods that are received in cash within 18 months, net of related costs.

The total upfront consideration for the sale of the Mina Bolañitos consisted of the following components:

Cash Consideration	$30.0
Common shares received	20.2
Working capital adjustment	5.2
Total upfront consideration	$55.4

In addition to the upfront consideration, the fair value of the transaction at the closing date includes the fair value of the deferred considerations totaling up to $10.0, contingent upon achieving production milestones of two million and four million silver-equivalent ounces. The deferred contingent consideration payments were measured at fair value based on management's assessment of the likelihood of meeting each applicable production milestone, incorporating forecasted production and discounted to their present value with the appropriate discount rate.

ENDEAVOUR SILVER CORP. | CONSOLIDATED FINANCIAL STATEMENTS	PAGE 42

ENDEAVOUR SILVER CORP. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS Years ended December 31, 2025 and 2024 (expressed in millions of US dollars, unless otherwise stated)

As at January 15, 2026, the fair value less costs to sell and carry value of Mina Bolañitos were as follows:

Upfront consideration	$55.4
Deferred payments	7.6
Less: costs to sell	(0.1)
Fair value less costs to sell	$62.9

Carrying value of net assets disposed	$28.2
Gain on disposal	$34.7

As a result of the sale, the Company expects to recognize a gain on disposal of $34.7 in the first quarter of 2026.

Management concluded that Bolañitos met the criteria defined in IFRS 5 Assets held for sale and discontinued operations and therefore, the assets and liabilities of the Mina Bolañitos were measured, classified and presented as held for sale as of December 31, 2025. Based on the estimated fair value less costs to sell, management determined that carrying amount was lower than fair value less costs to sell and no impairment loss was required to be recognized on the Mina Bolañitos at December 31, 2025.

At December 31, 2025, the carrying amounts of the assets and liabilities relating to the Mina Bolañitos, reported as a separate operating segment (Note 19) and classified as held for sale, were as follows:

December 31, 2025
Assets held for Sale
Cash and cash equivalents	$8.3
Trade and other receivables	6.4
Inventories	4.5
Mineral properties, plant and equipment	26.1
Deferred income tax assets	2.0
Other assets	0.3
$47.6
Liabilities relating to assets held for sale
Accounts payable and accrued liabilities	$8.1
Income tax payable	8.1
Reclamation and closure provisions	4.1
Other liabilities	1.2
$21.5

Net assets held for sale	$26.1

ENDEAVOUR SILVER CORP. | CONSOLIDATED FINANCIAL STATEMENTS	PAGE 43

ENDEAVOUR SILVER CORP. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS Years ended December 31, 2025 and 2024 (expressed in millions of US dollars, unless otherwise stated)

HEAD OFFICE	Suite f#1130, 609 Granville Street Vancouver, BC, Canada V7Y 1G5 Telephone: (604) 685-9775 1-877-685-9775 Website: www.edrsilver.com

DIRECTORS	Margaret Beck Daniel Dickson Amy Jacobsen Angela Johnson Rex McLennan Kenneth Pickering Mario Szotlender

OFFICERS
Daniel Dickson - Chief Executive Officer
Donald Gray - Chief Operating Officer
Elizabeth Senez - Chief Financial Officer
Luis Castro - Senior Vice President, Exploration
Greg Baylock - Vice President, Operations
Dale Mah - Vice President, Corporate Development
Allison Pettit - Vice President, Investor Relations
Alejandra Hincapie - Corporate Secretary

REGISTRAR AND TRANSFER AGENT	Computershare Trust Company of Canada 3rd Floor - 510 Burrard Street Vancouver, BC, V6C 3B9

AUDITORS	KPMG LLP 777 Dunsmuir Street Vancouver, BC, V7Y 1K3

SOLICITORS	Blake, Cassels & Graydon LLP 1133 Melville St #3500, Vancouver, BC V6E 4E5

SHARES LISTED	Toronto Stock Exchange Trading Symbol - EDR New York Stock Exchange Trading Symbol - EXK

ENDEAVOUR SILVER CORP. | CONSOLIDATED FINANCIAL STATEMENTS	PAGE 44